                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 6)

                        FIRST NATIONAL OF NEBRASKA, INC.
                           (NAME OF SUBJECT COMPANY)

                    COMMON STOCK, PAR VALUE $5.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   335720108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JOE E. ARMSTRONG, ESQ.
                                   KUTAK ROCK
                               The Omaha Building
                                  1650 Farnam
                             Omaha, NE  68102-2188
                                 (402) 346-6000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                 June 27, 1997

            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

  Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
                               (See Rule 13d-7.)

CUSIP No.

--------------------------------------------------------------------------------
1.  Name of Reporting Person                            Bruce R. Lauritzen

--------------------------------------------------------------------------------
    S.S. or I.R.S. Identification
    No. of Above Person

--------------------------------------------------------------------------------
2.  Check the Appropriate Box                                   (a)  X
                                                                    ---
     if a Member of a Group                                     (b)
     (See Instructions)                                             ---

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds                                             BK
    (See Instructions)

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant                            ----
    to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place
    of Organization                                             USA


--------------------------------------------------------------------------------

Number of           7.  Sole Voting Power
Shares                                                          9,022
Beneficially        ------------------------------------------------------------
Owned by            8.  Shared Voting Power
Each                                                            18,650
Reporting           ------------------------------------------------------------
Person With         9.  Sole Dispositive Power
                                                                9,022
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power
                                                                18,650
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person

                                                                27,672
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                        ----
     (See Instructions)
--------------------------------------------------------------------------------
13.  Type of Reporting Person
     (See Instructions)                                         IN

--------------------------------------------------------------------------------

CUSIP No.

--------------------------------------------------------------------------------
1.   Name of Reporting Person                        Lauritzen Corporation

--------------------------------------------------------------------------------
     S.S. or I.R.S. Identification
     No. of Above Person


                                                         47-0444651
--------------------------------------------------------------------------------
2.   Check the Appropriate Box                           (a)  X
     if a Member of a Group                                  ---
     (See Instructions)                                  (b)
                                                             ---
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds                                     BK
     (See Instructions)

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal
     Proceedings is Required Pursuant                   ____
     to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   Citizenship or Place
     of Organization                                     NE

--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power
Shares                                                   0
Beneficially        ------------------------------------------------------------
Owned by            8.  Shared Voting Power
Each                                                     83,596
Reporting           ------------------------------------------------------------
Person With         9.  Sole Dispositive Power
                                                         0
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power

                                                         83,596
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person

                                                         83,596
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                 ____
     (See Instructions)
--------------------------------------------------------------------------------
13.  Type of Reporting Person
     (See Instructions)                                   CO

--------------------------------------------------------------------------------

CUSIP No.


--------------------------------------------------------------------------------
1.   Name of Reporting Person                      John R. Lauritzen

--------------------------------------------------------------------------------
     S.S. or I.R.S. Identification
     No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                          (a)  X
     if a Member of a Group                                 ---
     (See Instructions)                                 (b)
                                                            ---

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds                                        BK
     (See Instructions)

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal
     Proceedings is Required Pursuant                       ____
     to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   Citizenship or Place
     of Organization                                           USA


--------------------------------------------------------------------------------
Number of            7.  Sole Voting Power
Shares                                                         4,922
Beneficially         -----------------------------------------------------------
Owned by             8.  Shared Voting Power
Each                                                           165,814
Reporting            -----------------------------------------------------------
Person With          9.  Sole Dispositive Power
                                                               4,922
                     -----------------------------------------------------------
                     10.  Shared Dispositive Power

                                                               165,814
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person


                                                               170,736
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                       ____
     (See Instructions)
--------------------------------------------------------------------------------
13.  Type of Reporting Person
     (See Instructions)                                        IN

--------------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


     The funds needed by the Lauritzen Corporation in order to consummate its purchase of FNNI shares described in Item 6 of this Amendment No. 6 to Schedule 13D came from borrowed funds and cash on hand.

     On June 27, 1997, the Lauritzen Corporation borrowed $30,000,000 from American National Bank and Trust Company of Chicago. This loan is for a period of five years, bears interest at a floating rate, and is secured by a pledge of 10,000 FNNI shares and certain other assets of the Lauritzen Corporation. A copy of the loan agreement is included as Exhibit A hereto.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


     Item 5 of Schedule 13D is amended in its entirety to read as follows:

     (a),(b) The following table sets forth the beneficial ownership of FNNI shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such FNNI shares.

                                    Amount and Nature of     Percent
                     Name           Beneficial Ownership    of Shares
                     ----           --------------------    ---------
           John R. Lauritzen          170,736 (1)(3)(4)        50.97%
           -----------------          -----------------        ------
           Bruce R. Lauritzen          27,672 (2)(3)            8.26%
           ------------------          -------------            -----
           Lauritzen Corporation       83,596 (4)              24.95%
           ---------------------       ----------              ------

(1) 4,922 sole investment and voting power; 83,596 voting and investment power through control of the Lauritzen Corporation; 52,286 Elizabeth D. Lauritzen, spouse, has sole investment and voting power, 29,932 spouse shares investment and voting power with the Bank.

(2) 9,022 sole investment and voting power; 660 investment and voting power shared with spouse and minor child; 16,516 right to receive dividends and proceeds; 1,474 voting power of FNNI shares owned by the Lauritzen Corporation Bankers Pension Plan and Trust, 1975.

(3) Some of the FNNI shares shown for John R. Lauritzen and Bruce R. Lauritzen are included twice. The total number of FNNI shares described in footnotes
     (1) and (2) without duplication is 181,892 or 54.3% of the FNNI shares.

(4) Includes 10,000 FNNI shares held by American National Bank and Trust Company of Chicago, as escrow agent for the Lauritzen Corporation.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On June 27, 1997, American National Bank and Trust Company of Chicago, as escrow agent for the Lauritzen Corporation, purchased 10,000 FNNI shares from Mutual of Omaha Insurance Company at a purchase of $3,600 per share. The FNNI shares are being held in escrow pending regulatory approval.

     On June 27, 1997, FNNI purchased 11,767 FNNI shares from Mutual of Omaha Insurance Company at a purchase price of $3,600 per share.

     On June 27, 1997, Bruce R. Lauritzen acquired 483 FNNI shares from United of Omaha which have been purchased by officers and employees of the Lauritzen Corporation and FNNI and their affiliates and members of the Lauritzen family. Bruce R. Lauritzen has no further beneficial interest in such FNNI shares, but holds a "right of first refusal" with respect to any resale of such FNNI shares. A copy of the form of the letter agreement is included as Exhibit B hereto.

     See Item 3 for a summary of the loan obtained by the Lauritzen Corporation to purchase FNNI shares. A copy of the loan agreement is included as Exhibit A hereto.

     Other than set forth above, neither the Lauritzen Group nor, to the best knowledge of the Lauritzen Group, any person named in Schedule I of this
Schedule 13D has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of FNNI, including, but not limited to, transfer or voting of any of such securities, finders fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed as exhibits to this Amendment No. 6 to
Schedule 13D:

     Exhibit A - Loan Agreement
     Exhibit B - Letter Agreement - Right of First Refusal


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 1997

                                            LAURITZEN CORPORATION


                                            By:/s/ Bruce R. Lauritzen
                                               ---------------------------------
                                               Bruce R. Lauritzen, President



                                               /s/ Bruce R. Lauritzen
                                               ---------------------------------



                                            By:/s/ John R. Lauritzen
                                               ---------------------------------
                                                Elizabeth D. Lauritzen,
                                                as attorney-in-fact

                                                                       EXHIBIT A



                          LOAN AND SECURITY AGREEMENT


                                 by and between


                             LAURITZEN CORPORATION


                                      and


              AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO


                           DATED AS OF: JUNE 27, 1997

                               TABLE OF CONTENTS

                                                                                     Page
1.   DEFINITIONS....................................................................    1
     1.1   General Terms............................................................    1
     1.2   Accounting Terms.........................................................    5
     1.3   Other Terms Defined in Illinois Uniform Commercial Code..................    5
     1.4   Other Definitional Provisions............................................    5

2.   CREDIT.........................................................................    5
     2.1   Term Loan Facility.......................................................    5
     2.2   Mandatory Payments and Prepayments.......................................    5
     2.3   Business Days............................................................    6
     2.4   Statements...............................................................    6
     2.5   Interest.................................................................    6
     2.6   Use of Proceeds..........................................................    7
     2.7   Term of this Agreement...................................................    7
     2.8   Loan Types...............................................................    7
     2.9   Method of Requesting LIBOR Rate Advances, Conversions and Continuations..    7
     2.10  Determination of Interest Period.........................................    8
     2.11  Additional Costs, Etc. With Respect to LIBOR Rate Advances...............    9
     2.12  Indemnification for Losses...............................................   10
     2.13  Taxes....................................................................   11
     2.14  Capital Adequacy.........................................................   12
     2.15  Certificate..............................................................   12

3.   CONDITIONS OF ADVANCES.........................................................   12

4.   COLLATERAL.....................................................................   13
     4.1   Security Interest........................................................   13
     4.2   Delivery of Collateral...................................................   13
     4.3   Voting Rights; Dividends; Etc............................................   13
     4.4   Transfers and Other Liens; Additional Shares.............................   14
     4.5   Lender Appointed Attorney-in-Fact........................................   15
     4.6   Lender May Perform.......................................................   15
     4.7   Preservation of Collateral and Perfection of Security Interests Therein..   15
     4.8   Setoff...................................................................   15
     4.9   Release..................................................................   16

5.   WARRANTIES.....................................................................   16
     5.1   Existence; Etc...........................................................   16
     5.2   Financial Statements.....................................................   17
     5.3   Transaction is Legal and Authorized......................................   17
     5.4   No Defaults or Restrictions..............................................   17
     5.5   Governmental Consent.....................................................   18
     5.6   Taxes....................................................................   18

     5.7   Compliance with Law......................................................   18
     5.8   Restrictions on Borrower.................................................   18
     5.9   No Material Adverse Change...............................................   18
     5.10  Reserve for Possible Loan and Lease Losses...............................   19
     5.11  Regulatory Enforcement Actions...........................................   19
     5.12  Pending Litigation.......................................................   19
     5.13  Investment Company Act...................................................   19
     5.14  No Burdensome Agreements.................................................   19
     5.15  No Misstatement..........................................................   19
     5.16  Collateral...............................................................   20
     5.17  Chief Place of Business..................................................   20
     5.18  Other Names..............................................................   20
     5.19  Margin Stock.............................................................   20
     5.20  Collateral...............................................................   20
     5.21  Survival of Warranties...................................................   20

6.   AFFIRMATIVE COVENANTS..........................................................   21
     6.1   Financial Statements.....................................................   21
     6.2   Regulatory Capital.......................................................   22
     6.3   Taxes, Assessments, Etc..................................................   22
     6.4   Insurance................................................................   22
     6.5   Inspection...............................................................   23
     6.6   Information..............................................................   23
     6.7   Maintenance of Existence.................................................   23
     6.8   Compliance with Laws.....................................................   23
     6.9   Notice Re Defaults.......................................................   23
     6.10  Lender's Closing Costs and Expenses......................................   23
     6.11  Financial Covenants......................................................   23

7.   NEGATIVE COVENANTS.............................................................   25
     7.1   Indebtedness.............................................................   25
     7.2   Liens....................................................................   25
     7.3   Disposal of Assets.......................................................   25
     7.4   Mergers or Consolidations................................................   25
     7.5   Dividends................................................................   26
     7.6   Options..................................................................   26
     7.7   Affiliate Transactions...................................................   26
     7.8   Margin Stock.............................................................   26
     7.9   Name; Places of Business.................................................   26

8.   DEFAULT, RIGHTS AND REMEDIES OF LENDER.........................................   26
     8.1   Defaults.................................................................   26
     8.2   Rights and Remedies Generally............................................   29
     8.3   Registration Rights......................................................   29
     8.4   Sale or Other Disposition of Collateral by Lender........................   30
     8.5   Waiver of Demand.........................................................   30

9.   MISCELLANEOUS..................................................................   30
     9.1   Waiver...................................................................   30
     9.2   Costs and Attorneys' Fees................................................   31
     9.3   Expenditures by Lender...................................................   31
     9.4   Custody and Preservation of Collateral...................................   31
     9.5   Reliance by Lender.......................................................   32
     9.6   Parties..................................................................   32
     9.7   Choice of Law............................................................   32
     9.8   Consent to Jurisdiction..................................................   32
     9.9   Service of Process.......................................................   33
     9.10  Waiver of Jury Trial.....................................................   33
     9.11  Advice of Counsel........................................................   33
     9.12  Severability.............................................................   33
     9.13  Application of Payments..................................................   34
     9.14  Marshalling; Payments Set Aside..........................................   34
     9.15  Section Titles...........................................................   34
     9.16  Continuing Effect........................................................   34
     9.17  Notices..................................................................   34
     9.18  Equitable Relief.........................................................   35
     9.19  Indemnification..........................................................   35
     9.20  Counterparts.............................................................   36

                          LOAN AND SECURITY AGREEMENT

          This Loan and Security Agreement (this "Agreement"), entered into as of the 27th day of June, 1997, by and between LAURITZEN CORPORATION, a Nebraska corporation with its principal place of business and chief executive office at One First National Center, 16th and Dodge Streets, Omaha, Nebraska 68102 ("Borrower"), and AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, a national banking association with its chief executive office in Chicago, Illinois ("Lender").

                              W I T N E S S E T H:

          WHEREAS, Borrower desires to borrow Thirty Million Dollars ($30,000,000) from Lender, and Lender is willing to make certain loans and to extend credit to Borrower of up to such amount upon the terms and conditions set forth herein; and

          WHEREAS, Borrower is the owner of the shares (collectively, the "Pledged Shares") of stock described in Schedule I annexed hereto and issued by
                                        ----------
the corporations and banks named therein and Lender has required that Borrower pledge the same to Lender as a condition to obtain loans from Lender hereunder;

          NOW, THEREFORE, in consideration of the terms and conditions contained herein, and of any loans or extensions of credit heretofore, now or hereafter made to or for the benefit of Borrower by Lender, the parties hereto hereby agree as follows:

          1.   DEFINITIONS.
               -----------

          1.1  General Terms.  When used herein, the following terms shall have
               -------------
the following meanings:

     "Advance" shall mean an advance under this Agreement made by Lender to
      -------
Borrower, representing a portion of the Term Loan which shall be either a Base Rate Advance or a LIBOR Rate Advance .

     "Affiliate" shall mean any Person (a) that directly or indirectly, through
      ---------
one or more intermediaries, controls or is controlled by, or is under common control with Borrower, (b) that directly or beneficially owns or holds 5% or more of any class of the voting stock of Borrower, or (c) 5% or more of the voting stock (or in the case of a Person which is not a corporation, 5% or more of the equity interest) of which is owned directly or beneficially or held by Borrower.

     "Authorized Officer" shall mean, at any time, an individual whose signature
      ------------------
has been certified to Lender on behalf of Borrower pursuant to a Signature Authorization Certificate actually received by Lender at such time and whose authority has not been revoked prior to such time in the manner prescribed in such Signature Authorization Certificate.

     "Bank Subsidiary" shall mean any Subsidiary of Borrower which is a bank or
      ---------------
other regulated depository institution (e.g., a savings and loan).

     "Base Rate" shall mean the per annum rate of interest announced or
      ---------
published from time to time by Lender at its principal place of business in Chicago, Illinois as its base or equivalent rate of interest, which rate is not necessarily the lowest rate of interest charged by Lender with respect to commercial loans. Any change in the Base Rate shall be effective as of the effective date stated in the announcement by Lender of such change.

     "Base Rate Advance" shall mean an Advance bearing interest calculated by
      -----------------
reference to the Base Rate.

     "Business Day" shall mean a day, other than a Saturday or Sunday, on which
      ------------
banks in Chicago, Illinois are open for the transaction of banking business and in the case of the borrowing, continuation, conversion, payment or interest rate selection of a LIBOR Rate Advance, on which dealing in Dollars are carried on between banks in the London interbank market.

     "Closing Date" shall mean June 27, 1997.
      ------------

     "Code" shall have the meaning set forth in subsection 1.3 hereof.
      ----                                      --------------

     "Default" shall mean the occurrence or existence of any one or more of the
      -------
events described in subsection 8.1 hereof.
                    --------------

     "Diversified" shall mean Diversified Financial Services, Inc., a Nebraska
      -----------
corporation.

     "Dollars" and the sign "$" shall mean freely transferable lawful money of
      -------                -
the United States.

     "Event of Default" shall mean an event which through the passage of time or
      ----------------
the giving of notice or both would mature into a Default.

     "Financing Agreements" shall mean, collectively, all agreements,
      --------------------
instruments and documents, including, without limitation, this Agreement and any security agreements, loan agreements, notes, guarantees, mortgages, deeds of trust, leasehold mortgages, leasehold deeds of trust, subordination agreements, pledges, powers of attorney, consents, assignments, intercreditor agreements, mortgagee waivers, reimbursement agreements, contracts, notices, leases, financing statements and all other written matter whether heretofore, now or hereafter executed by or on behalf of Borrower or any guarantor of any part of the Liabilities and delivered to Lender, together with all agreements, documents and instruments referred to therein or contemplated thereby.

     "FNNI" shall mean First National of Nebraska, Inc., a Nebraska corporation.
      ----

     "FNBO" shall mean First National Bank of Omaha, a national banking
      ----
association.

"F 1 of each year and end on December 31.

     "GAAP" shall mean generally accepted accounting principles as in effect on
      ----
the date hereof and as applied in preparation of the Financial Statements.

     "Governmental Authority" shall mean any nation or government, any state or
      ----------------------
other political subdivision thereof, any entity exercising executive, legislative, judicial or regulatory or administrative functions of or pertaining to government, including without limitation the Federal Reserve Board ("FRB"), the Comptroller of the Currency (the "Comptroller") or the Federal Deposit Insurance Corporation.

     "Interest Period" shall mean with respect to any LIBOR Rate Advance, a
      ---------------
period of one, two or three months commencing on a Business Day selected by Borrower pursuant to subsection 2.9 of this Agreement. Each such Interest
                     --------------
Period shall end on (but exclude) the date which numerically corresponds to such date one, two or three months thereafter, provided, however, that if there is no such numerically corresponding day in such next, second or third succeeding month, such Interest Period shall end on the last Business Day of such next, second or third succeeding month. If any Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next succeeding Business Day, provided, however, that if said next succeeding Business Day falls in a new calendar month, such Interest Period shall end on the immediately preceding Business Day.

     "Lender" shall have the meaning given that term in the preamble hereto and
      ------
shall include Lender's successors and assigns.

     "Lending Affiliate" shall mean, as to Lender, (a) each office and branch of
      -----------------
Lender, and (b) each entity which, directly or indirectly, is controlled by or under common control with Lender or which controls Lender and each office and branch thereof.

     "Liabilities" shall mean all of Borrower's liabilities, obligations and
      -----------
indebtedness to Lender of any and every kind and nature, whether heretofore, now or hereafter owing, arising, due or payable and howsoever evidenced, created, incurred, acquired or owing, whether primary, secondary, direct, contingent, fixed or otherwise (including obligations of performance) and whether arising or existing under written agreement, oral agreement or operation of law, including, without limitation, all of Borrower's indebtedness and obligations to Lender under this Agreement and the other Financing Agreements.

     "LIBOR Base Rate" shall mean, with respect to a LIBOR Rate Advance for the
      ---------------
relevant Interest Period, the rate determined by Lender to be the rate at which deposits in Dollars are offered by The First National Bank of Chicago to prime banks in the London interbank market at approxirst day of such Interest Period, in the approximate amount of the relevant LIBOR Rate Advance and having a maturity approximately equal to such Interest Period.

     "LIBOR Rate Advance" shall mean an Advance bearing interest calculated by
      ------------------
reference to the LIBOR Rate.

     "LIBOR Rate" shall mean the annual rate of interest, rounded upward to the
      ----------
nearest 1/16th of 1% determined by Lender with respect to an Interest Period, in accordance with the following formula:

               LIBOR Rate = LIBOR Base Rate
                            ---------------
                         (1 - Reserve Rate)

     "Lien(s)" shall mean any lien, claim, charge, pledge, security interest,
      -------
deed of trust, mortgage or other encumbrance of any kind or other arrangement having the practical effect of the foregoing or other preferential arrangement of any other kind and shall include the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

     "Loan" shall mean the Term Loan.
      ----

     "Note" shall mean the Term Note.
      ----

     "Notice of Conversion" shall have the meaning given that term in subsection
      --------------------                                            ----------
2.9 hereof.
---

     "Person" shall mean any individual, sole proprietorship, partnership, joint
      ------
venture, trust, unincorporated organization, association, limited liability company, corporation, institution, entity, party or government (whether national, federal, state, provincial, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof).

     "Reserve Rate" shall mean the maximum reserve rate (including, without
      ------------
limitation, basic, supplemental, marginal and emergency reserve requirements), expressed as a decimal, determined by Lender to be the rate which would be applicable to the relevant Interest Period under Regulation D of the Board of Governors of the Federal Reserve System (or any successor or similar regulation relating to such reserve requirements) with respect to eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D) of a member of the Federal Reserve System, whether or not such fundings were outstanding.

     "Signature Authorization Certificate" shall mean a certificate
      -----------------------------------
substantially in the form attached hereto as Exhibit C now or hereafter executed
                                             ---------
on behalf of Borrower and delivered to Lender.

     "Subsidiary" shall mean, with respect to any Person, any corporation,
      ----------
association, partnership, joint venture or other entity of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) or other equity interests in case of Persons other than corporations is at the time, directly or indirectly, owned or controlled by such Person.

     "Term Loan" shall have the meaning set forth in subsection 2.1 hereof.
      ---------                                      --------------

     "Term Note" shall have the meaning set forth in subsection 2.1 hereof.
      ---------                                      --------------

          1.2  Accounting Terms.  Any accounting terms used in this Agreement
               ----------------
which are not specifically defined herein shall have the meanings customarily given them in accordance with GAAP and as used in reports filed with the FRB, the Comptroller and the FDIC.

          1.3  Other Terms Defined in Illinois Uniform Commercial Code. All
               -------------------------------------------------------
other terms contained in this Agreement (and which are not otherwise specifically defined herein) shall have the meanings provided in Article 9 of the Uniform Commercial Code of the State of Illinois (the "Code") to the extent the same are used or defined therein.

          1.4  Other Definitional Provisions. Whenever the context so requires,
               -----------------------------
the neuter gender includes the masculine and feminine, the singular number includes the plural, and vice versa. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and references to any Article, Section, subsection, Annex, Schedule, Exhibit and like references are references to this Agreement unless otherwise specified. References in this Agreement to any Person shall include such Person's successors and permitted assigns.

          2.   CREDIT.
               ------

          2.1  Term Loan Facility.  Subject to the provisions of Section 3
               ------------------                                ---------
below, Lender agrees, immediately following the execution of this Agreement, to extend to Borrower a term loan in the principal amount of $30,000,000 (the "Term Loan"). The Term Loan shall be evidenced, in part, by and shall be repayable in accordance with the terms of an installment note (the "Term Note") in the form attached hereto as Exhibit A with the blanks appropriately filled.
                   ---------

          2.2  Mandatory Payments and Prepayments.
               ----------------------------------

          (A) Borrower shall pay the principal portion of the Term Loan in quarterly installments, commencing on October 1, 1998 and continuing on each January 1, April 1, July 1 and October 1 thereafter through and including April 1, 2002, and one final installment on May 31, 2002. The first four quarterly installments of principal due hereunder on October 1, 1998, January 1, 1999, April 1, 1999 and July 1, 1999 shall each be in the amount of $750,000, and all remaining quarterly installments, shall each be in the amount of $1,000,0000. All liabilities, including the unpaid principal balance of the Term Loan shall become immediately due and payable on May 31, 2002.

          (B) Borrower may prepay all or any part of the Term Loan at any time upon at least thirty (30) Business Days' prior irrevocable written notice to Lender of the amount of the principal prepayment, the application as between any LIBOR Rate Advance and Base Rate Advance and the Business Day for prepayment; provided, further, however, that no payment of any LIBOR Rate Advance may be
--------  -------  -------
made on any day other than the last day of the Interest Period with respect thereto or if an Event of Default or Default has occurred and is continuing or would occur as a result of such payment, and any partial prepayment shall be in an aggregate minimum amount of $250,000 or an integral multiple thereof. Any such prepayments to the principal balance of the Term Loan shall be applied to reduce the regularly scheduled principal installments of the Term Loan in inverse order of their maturity.

          (C) Borrower will pay to Lender in immediately available funds, at its office at the address specified in subsection 9.17, or such other address as
                                       ---------------
Lender shall specify in writing, all amounts payable to it under the terms of the Note and all other Liabilities, without any presentation of such Note. Lender may, if it so determines, make notation of each payment of principal on the Note, and it will promptly make such notation if Borrower shall so request. The failure to record any such amount on such schedule, however, shall not limit or otherwise affect the obligations of Borrower hereunder or under the Note. Lender may also, if it so determines, make notation on the face of the Note or elsewhere of any modification, amendment, alteration, guaranty or assumption of the Note.

          2.3  Business Days.  If any payment to be made by Borrower hereunder
               -------------
shall become due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in computing any interest in respect of such payment.

          2.4  Statements.  All advances and other financial accommodations to
               ----------
Borrower, and all other debits and credits provided for in this Agreement, may be evidenced by entries made by Lender in its internal data control systems showing the date, amount and reason for each such debit or credit.

          2.5  Interest.  Borrower shall pay to Lender interest on the
               --------
outstanding principal balance of (i) the Term Loan (other than LIBOR Rate Advances) at a fluctuating rate per annum equal to the Base Rate as from time to time in effect, and (ii) LIBOR Rate Advances, during each Interest Period applicable thereto, at a rate per annum equal to the LIBOR Rate for such Interest Period plus 1.39%, it being expressly understood and agreed that interest with respect to any LIBOR Rate Advance shall be computed by charging interest for the first day in the applicable Interest Period but not for the last day in such Interest Period; further provided, however, that following the
                                  ------- --------  -------
occurrence and during the continuance of a Default, Borrower shall pay to Lender interest from the date of such Default at the rate set forth above for each of the Liabilities plus an additional three percent (3.00%) per annum on the outstanding principal balance of the Liabilities. Interest in respect of Liabilities other than LIBOR Rate Advances shall be payable (i) quarterly in arrears not later than the first day of each calendar quarter, (ii) on the termination of this Agreement, and (iii) upon and during the continuance of a Default and after maturity, as provided above or, if sooner, upon demand of Lender. Interest in respect of LIBOR Rate Advances shall be payable (i) at the end of the applicable Interest Period, provided, however, if the applicable
                                       --------- -------
Interest Period is greater than three months with respect to any LIBOR Rate Advance, interest in respect of such Advance shall be payable at the end of the three month period following the commencement of the Interest Period and at the end of such Interest Period, (ii) on the termination of this Agreement and,
(iii) upon and during the continuance of a Default and after maturity, as provided above or, if sooner, upon demand of Lender. Interest shall be computed on the basis of a 360-day year for the actual number of days elapsed.

          2.6  Use of Proceeds.  The proceeds of the Term Loan shall be used to
               ---------------
purchase 10,000 shares of common stock of FNNI or to deposit the same in escrow with Lender, as escrow agent pursuant to an Escrow Agreement dated on or about the date hereof by and between Lender and Borrower.

          2.7  Term of this Agreement.  Upon payment and performance in full of
               ----------------------
the Term Loan and all other Liabilities and termination of all other Financing Agreements, then Borrower may upon notice to Lender terminate this Agreement;

provided that prior thereto all of Lender's rights and remedies under this
--------
Agreement and the other Financing Agreements shall survive, and Lender shall be entitled to retain its security interest in and to all existing and future Collateral.

          2.8  Loan Types.  The Term Loan shall consist of either Base Rate
               ----------
Advances or LIBOR Rate Advances (the "Types of Advances"), as duly requested by Borrower pursuant to this Agreement. In addition, at any time prior to the occurrence of a Default or an Event of Default, Borrower may request with respect to the Term Loan the continuation of a LIBOR Rate Advance or the conversion of any Advance from one Type of Advance to another pursuant to this Agreement; provided that continuations and conversions of all or any portion of
           --------
a LIBOR Rate Advance may be made only as of the last date of the Interest Period applicable thereto; and provided, further such continuation or conversion would
                        --------  -------
not violate any other provisions of this Agreement. LIBOR Rate Advances, and any continuations of, or conversions to LIBOR Rate Advances (including any LIBOR Rate Advances remaining after any continuation or conversion or payment of any of the Liabilities) shall be in a minimum principal amount of $1,000,000 or an integral multiple thereof.

          2.9  Method of Requesting LIBOR Rate Advances, Conversions and
               ---------------------------------------------------------
Continuations.  LIBOR Rate Advances, continuations of LIBOR Rate Advances and
-------------
conversions of any Base Rate Advance to a LIBOR Rate Advance with respect to the Term Loan, may be made upon irrevocable written notice given to Lender by Borrower no later than 12:00 noon, Chicago time, two (2) Business Days prior to the commencement of the Interest Period applicable thereto. In each such notice, Borrower shall specify the amount of the Advance to be so continued or converted, and the applicable Interest Period and the first and last day of the Interest Period, which shall be a Business Day. In the event that a Base Rate Advance is to be converted into a LIBOR Rate Advance or a LIBOR Rate Advance is continued or converted into another LIBOR Rate Advance, such conversion or continuation shall be automatic on the date specified by Borrower. LIBOR Rate Advances shall automatically convert to Base Rate Advances at the end of the applicable Interest Period unless Borrower gives the requisite notice in accordance with procedures set forth above to continue the same as LIBOR Rate Advances. Borrower shall not be entitled to elect any Interest Period with respect to a LIBOR Rate Advance if the provisions of this Agreement would require Borrower to repay or prepay any portion of such LIBOR Rate Advance prior to the end of such Interest Period.

          (i) Each notice described in this subsection 2.9 shall be given by an
                                            --------------
     Authorized Officer of Borrower either by telephone (but only if Lender so permits in its sole discretion), telecopy, telex, or cable, and, if by telephone promptly confirmed in writing, substantially in the form of Exhibit B (the "Notice of
                                           ---------
     Conversion"). Each Notice of Conversion shall be irrevocable by and binding on Borrower.

          (ii) Lender shall be entitled to rely conclusively on each Authorized Officer's authority to convert or continue Advances on behalf of Borrower. Lender shall have no duty to verify the authenticity of the signature appearing on any Notice of Conversion or other writing delivered pursuant to this subsection 2.9 and, with respect to an oral request for the
             --------------
     conversion or continuation of an Advance, Lender shall have no duty to verify the identity of any individual representing himself as an Authorized Officer. Lender shall not incur any liability to Borrower as a result of acting upon any telephonic notice referred to in this subsection 2.9 which
                                                           --------------
     notice Lender believes in good faith to have been given by an Authorized Officer or other individual authorized to convert or continue an Advance on behalf of Borrower or for otherwise acting in good faith under this subsection 2.9 and, upon the conversion or continuation of an Advance by
     --------------
     Lender in accordance with this Agreement, pursuant to any such telephonic notice, Borrower shall be deemed to have or converted or continued such Advance hereunder.


          2.10 Determination of Interest Period.  By giving notice as set forth
               --------------------------------
in subsection 2.9 with respect to a LIBOR Rate Advance or with respect to a
   --------------
conversion into or continuation of a LIBOR Rate Advance, Borrower shall, subject to the other provisions of this Section 2, specify the applicable Interest
                                ---------
Period. The determination of the Interest Period shall be subject to the following provisions:

          (i) the initial Interest Period for any LIBOR Rate Advance shall commence on the date of such LIBOR Rate Advance which shall be a Business Day and each Interest Period (if any) occurring thereafter for such LIBOR Rate Advance shall commence on the day on which the next preceding Interest Period for such LIBOR Rate Advance expires;

          (ii) there shall be no more than two Interest Periods in effect with respect to the Term Loan at any one time;

          (iii) no Interest Period with respect to the Term Loan may extend beyond a principal repayment date for the Term Loan unless after giving effect thereto, the aggregate principal amount of LIBOR Rate Advances with respect to the Term Loan shall be equal to or less than the principal amount to be outstanding under the Term Loan after such repayment date; and

          (iv) no Interest Period may be selected which extends beyond the last day of the final maturity date of the Term Note.

          Notwithstanding the obligation of Borrower to send written confirmation of a Notice of Conversion made by telephone, in the event that Lender agrees to accept a Notice of Conversion made by telephone, such telephonic Notice of Conversion shall be binding on Borrower whether or not written confirmation is sent by Borrower or requested by Lender.

Lender may act prior to the receipt of any requested written confirmation, without any liability whatsoever, based upon telephonic notice believed by Lender in good faith to be from Borrower or its Authorized Officer. Lender's records of the terms of any telephonic Notices of Conversion shall be conclusive on Borrower in the absence of gross negligence or willful misconduct on the part of Lender in connection therewith.

          2.11 Additional Costs, Etc. With Respect to LIBOR Rate Advances.
               ----------------------------------------------------------

          (i) If, in the determination of Lender, any applicable "law," which expression, as used in this Section 2, includes statutes, rules and regulations
                            ---------
thereunder and interpretations thereof by any competent court or by any Governmental Authority or other regulatory body or official charged with the administration or the interpretation thereof and requests, directives, instructions and notices at any time or from time to time hereafter made upon or otherwise issued to Lender or any Lending Affiliate by any central bank or other fiscal, monetary or other authority (whether or not having the force of law), adopted, becoming effective, or any change in the interpretation or administration thereof, or compliance by Lender or any Lending Affiliate maintaining any LIBOR Rate Advance, in each case after the date hereof, shall:

          (a) subject Lender or any Lending Affiliate to any tax, levy, impost, duty, charge, fee, deduction or withholding of any nature with respect to LIBOR Rate Advances (other than taxes imposed on or measured by the overall net income of Lender), or

          (b) change the taxation of payments to Lender or any Lending Affiliate of principal or interest on or any other amount relating to any LIBOR Rate Advances (other than taxes imposed on or measured by the overall net income of Lender), or

          (c) impose or increase or render applicable any special deposit, assessment, insurance charge, reserve or liquidity or other similar requirement (whether or not having the force of law) against assets held by, or deposits in or for the account of, or loans by Lender or any Lending Affiliate, or

          (d) impose on Lender or any Lending Affiliate any other conditions or requirements with respect to LIBOR Rate Advances,

and the result of any of the foregoing is:

               (I) to increase the cost to Lender of making, funding or maintaining its LIBOR Rate Advances, or

               (II) to reduce the amount of principal, interest or other amount payable to Lender hereunder on account of LIBOR Rate Advances, or

               (III) to require Lender to make any payment or to forego any interest or other sum payable under this Agreement, then, and in each such case, Borrower will, upon demand made by Lender at any time and from time to time and as often as the occasion therefor may arise, pay to Lender such additional amounts as will be sufficient to compensate Lender for such additional cost, reduction, payment or foregone interest or other sum.

          (ii) Lender shall not in any event be responsible to Borrower in any way if Lender is not able for any reason beyond its control to quote a LIBOR Rate with respect to any proposed Interest Period. If, on any proposed date of determination of a LIBOR Rate, Lender shall determine (which determination shall be conclusive and binding on Borrower) that it is unable to determine the LIBOR Rate with respect to any proposed Interest Period, Lender shall promptly notify Borrower of such determination. In such event, any then pending notice by Borrower requesting the conversion of any Base Rate Advance to a LIBOR Rate Advance or continuation of any LIBOR Rate Advance shall be deemed and shall constitute a request for the conversion to a Base Rate Advance.

          (iii) If Lender determines that either maintenance of a LIBOR Rate Advance would violate any applicable law, or that deposits of a type and maturity appropriate to match fund any LIBOR Rate Advance do not accurately reflect the cost of making or maintaining such a LIBOR Rate Advance, then Lender shall suspend the availability of LIBOR Rate Advances so long as any such condition exists, and all affected LIBOR Rate Advances outstanding shall be immediately repaid upon notice to Borrower from Lender to do so or at Lender's election converted to Base Rate Advances without further action by Borrower.

          2.12 Indemnification for Losses.  Without limiting any of the other
               --------------------------
provisions of this Agreement, Borrower will, on demand by Lender, at any time and from time to time and as often as the occasion therefor may arise, indemnify Lender against any losses, costs or expenses which Lender at any time or from time to time sustains or incurs with respect to LIBOR Rate Advances as a consequence of:

          (i) the failure by Borrower to borrow, convert to or continue any LIBOR Rate Advance on the date of borrowing, conversion or continuation designated by Borrower, or

          (ii) the failure by Borrower to pay, punctually on the due date thereof, any amount payable by Borrower under this Agreement, or

          (iii) the accelerated payment of Borrower's obligations under this Agreement as a result of a Default, or

          (iv) any voluntary or mandatory repayment or voluntary or mandatory prepayment of any principal of any LIBOR Rate Advance on a date other than the last day of the Interest Period relating to the principal so repaid or prepaid or so converted.

Such losses, costs or expenses will include, but will not be limited to, the reimbursement for any loss, expense or cost in liquidating or employing deposits acquired to fund any affected LIBOR Rate Advance.

          2.13  Taxes.
                -----

          (A) Any and all payments by Borrower hereunder with respect to the Term Loan which are made to or for the benefit of Lender shall be made without setoff or counterclaim and free and clear of and without deduction for any and all present or future taxes, levies, imposts, duties, charges, fees, deductions, withholdings, compulsory loans, restrictions or conditions of any nature, penalties, interest and all other liabilities with respect thereto ("Taxes"), excluding taxes imposed on Lender's net income or capital and franchise taxes imposed on it by the jurisdiction under the laws of which Lender is organized or any political subdivision thereof (all such nonexcluded Taxes being hereinafter referred to as "Covered Taxes"). If Borrower or Lender shall be required by law to deduct any Covered Taxes from or in respect of any sum payable hereunder, or the Term Loan or the Term Note, or any Person who acquires any interest in this Agreement, the Term Note, or the Term Loan pursuant to the provisions hereof, or Lender changes the office in which the Term Loan is made, accounted for or booked (any such Person or Lender in that event being referred to as a "Tax Transferee"), (i) the sum payable shall be increased as may be necessary so that after making all required deductions of Covered Taxes (including deductions of Covered Taxes applicable to additional sums payable under this subsection 2.13)
                                                               ---------------
Lender or such Tax Transferee, as the case may be, receives an amount equal to the sum it would have received had no such deductions been made, (ii) Borrower shall make such deductions and (iii) Borrower shall pay the full amount so deducted to the relevant taxation authority or other authority in accordance with applicable law.

          (B) In addition, Borrower agrees to pay any present or future stamp, documentary, excise, privilege, intangible or similar levies that arise at any time or from time to time (i) from any payment made under any and all Financing Agreements, (ii) from the transfer (including without limitation any participation) of the rights of Lender under any Financing Agreements to any transferee, or (iii) from the execution or delivery by Borrower of, or from the filing or recording or maintenance of, or otherwise with respect to the exercise by Lender of its rights under, any and all Financing Agreements (hereinafter referred to as "Other Taxes").

          (C) Borrower will indemnify Lender and any Tax Transferee for the full amount of (i) Covered Taxes imposed on or with respect to amounts payable hereunder, and (ii) Other Taxes, and any liability (including penalties, interest and expenses) to the extent arising therefrom or with respect thereto. Payment of this indemnification shall be made within thirty (30) days from the date Lender or such Tax Transferee provides Borrower with a certificate, certifying and setting forth in reasonable detail the calculation thereof as to the amount and type of such Taxes. Any such certificate submitted by Lender or such Tax Transferee to Borrower shall, absent manifest error, be final, conclusive and binding on all parties.

          (D) Within 30 days after having received a receipt for payment of Covered Taxes or Other Taxes, Borrower will furnish to Lender, at its address referred to in subsection 9.17, the original or a certified copy of a receipt
               ---------------
evidencing payment thereof.

          (E) Without prejudice to the survival of any other agreement of Borrower hereunder, the agreements and obligations of Borrower contained in subsections 2.11, 2.12 and 2.13 shall survive the payment in full of the
----------------  ----     ----
Liabilities and termination of this Agreement.

          2.14  Capital Adequacy.  If either (i) the introduction of or any
                ----------------
change in or in the interpretation of any law or (ii) compliance by Lender or any Lending Affiliate with any guideline or request from any central bank or Governmental Authority (whether or not having the force of law) (a) affects or would affect the amount of capital required or expected to be maintained by Lender or any of its Lending Affiliates and Lender determines that the amount of such capital is increased by or based upon the existence of the LIBOR Rate Advances then, upon demand by Lender, Borrower shall immediately pay to Lender from time to time as specified by Lender additional amounts sufficient to compensate Lender in light of such circumstances, to the extent that Lender determines such increase in capital to be allocable to the existence of LIBOR Rate Advances or (b) has or would have the effect of reducing the rate of return on the capital or assets of Lender or any Person controlling Lender as a consequence of, as determined by Lender in its sole discretion, the existence of Lender's commitments or obligations under this Agreement or any of the other Financing Agreements, then, upon demand by Lender, Borrower immediately shall pay to Lender, from time to time as specified by Lender, additional amounts sufficient to compensate Lender in light of such circumstances. The obligations of Borrower under this subsection 2.14 shall survive payment of the Liabilities
                       ---------------
and termination of this Agreement.

          2.15  Certificate.  A certificate signed by an officer of Lender (or a
                -----------
Lending Affiliate, as the case may be), setting forth any additional amount required to be paid by Borrower to Lender (or a Lending Affiliate, as the case may be) under any provision of subsections 2.11, 2.12, 2.13 and 2.14 and the
                               ----------------  ----  ----     ----
computations made by Lender (or a Lending Affiliate, as the case may be), to determine such additional amount, shall be submitted by Lender (or a Lending Affiliate, as the case may be) to Borrower in connection with each demand made at any time by Lender (or a Lending Affiliate, as the case may be) upon Borrower under any of such provisions. Such certificate shall be conclusive as to the additional amount owed, provided that such determinations are made on a reasonable basis.

          3.    CONDITIONS OF ADVANCES.
                ----------------------

          Notwithstanding any other provisions contained in this Agreement, the continuation of any LIBOR Rate Advance and the conversion of any Advance to another Type of Advance provided for in this Agreement shall be conditioned upon the following, both before and giving effect thereto, in each case to the satisfaction of Lender (and each request for a continuation or conversion of an Advance shall constitute a representation and warranty by Borrower that on the date of such continuation or conversion, both immediately before and after giving effect thereto, all of the following statements are true and correct and all of the following conditions have been satisfied): (i) Lender shall have received notice as required by subsection 2.9 hereof within the time period
                               --------------
required by subsection 2.9; (ii) there shall not have occurred any Default or
            --------------
Event of Default which is then continuing, nor shall any such Default or Event of Default occur after giving effect to the continuation or conversion of the Advance as the case may be; and (iii) the representations and warranties of Borrower contained in this Agreement shall be true and correct in all material respects on and as of the date of the continuation or conversion of the Advance, as the case may be, as though made on and as of such date.

          4.    COLLATERAL.
                ----------

          4.1   Security Interest.  To secure payment and performance of the
                -----------------
Liabilities, Borrower hereby pledges to Lender and grants to Lender a right of setoff against and a continuing security interest in and to all of the following, whether now owned or hereafter acquired by Borrower and wheresoever located, including without limitation (collectively, the "Collateral"):

          (i) the Pledged Shares and the certificates representing the Pledged Shares, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares;

          (ii) all additional shares of stock of any issuer of the Pledged Shares (other than FNNI) from time to time acquired by Borrower in any manner, and the certificates representing such additional shares, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such shares; and

          (iii) all proceeds of any and all of the foregoing Collateral (including, without limitation, proceeds that constitute property of the types described above).

          4.2  Delivery of Collateral.   All certificates or instruments
               ----------------------
representing or evidencing the Collateral shall be delivered to and held by or on behalf of Lender pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to Lender. Lender shall have the right, at any time in its discretion and without notice to Borrower, to transfer to or to register (in the name of Lender or any of its nominees any or all of the Collateral, subject only to the revocable rights specified in subsection 4.3. If reasonably requested by Lender, for the better
             --------------
perfection of Lender's rights in and to the Collateral, Borrower shall forthwith, upon the pledge of any Collateral hereunder, cause such Collateral to be registered in the name of such nominee or nominees of Lender as Lender shall direct, subject only to the revocable rights specified in subsection 4.3. In
                                                          --------------
addition, Lender shall have the right at any time to exchange certificates or instruments representing or evidencing Collateral for certificates or instruments of smaller or larger denominations.

          4.3  Voting Rights; Dividends; Etc.  (a) So long as no Event of
               ------------------------------
Default or Default shall have occurred and be continuing:

          (i) Borrower shall be entitled to exercise or refrain from exercising any and all voting and other consensual rights pertaining to the Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement; provided, however, that Borrower shall not exercise or refrain
                --------  -------
     from exercising any such right if, in Lender's judgment, such action would have a material adverse effect on the value of the Collateral or any part thereof.

          (ii) Borrower shall be entitled to receive and retain any and all dividends paid in respect of the Collateral, provided, however, that any and all

               (A) dividends paid or payable other than in cash in respect of, and instruments and other property received, receivable or otherwise distributed in respect of, or in exchange for, any Collateral,

               (B) dividends and other distributions paid or payable in cash in respect of any Collateral in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in-surplus, and

               (C) cash paid, payable or otherwise distributed in respect of principal of, or in redemption of, or in exchange for, any Collateral,

     shall be, and shall be forthwith delivered to Lender to hold as, Collateral and shall, if received by Borrower, be received in trust for the benefit of Lender, be segregated from the other property or funds of Borrower, and be forthwith delivered to Lender as Collateral in the same form as so received (with any necessary indorsement or assignment).

     (b) Upon the occurrence and during the continuance of an Event of Default or Default:

          (i) All rights of Borrower (x) to exercise or refrain from exercising the voting and other consensual rights which it would otherwise be entitled to exercise pursuant to subsection 4.3(a)(i) shall, upon notice to Borrower
                             --------------------
     by Lender, cease and (y) to receive the dividends payments which it would otherwise be authorized to receive and retain pursuant to subsection
                                                               ----------
     4.3(ii) shall automatically cease, and all such rights shall thereupon
     -------
     become vested in Lender who shall thereupon have the sole right to exercise or refrain from exercising such voting and other consensual rights and to receive and hold as Collateral such dividends.

          (ii) All dividends which are received by Borrower contrary to the provisions of paragraph (i) of this subsection 4.3(b) shall be received in
                                         -----------------
     trust for the benefit of Lender, shall be segregated from other funds of Borrower and shall be forthwith paid over to Lender as Collateral in the same form as so received (with any necessary indorsement).

          4.4  Transfers and Other Liens; Additional Shares.  Borrower agrees
               --------------------------------------------
that it will not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Collateral, or (ii) create or permit to exist any Lien or option upon or with respect to any of the Collateral, except for the security interest under this Agreement. Borrower agrees that it will (i) cause each issuer of the Pledged Shares other than FNNI not to issue any stock or other securities in addition to or in substitution for the Pledged Shares issued by such issuer, except to Borrower, and (ii) pledge hereunder, immediately upon its acquisition (directly or indirectly) thereof, any and all additional shares of stock or other securities of each issuer of the Pledged Shares (other than FNNI),

          4.5  Lender Appointed Attorney-in-Fact.  Borrower hereby appoints
               ---------------------------------
Lender Borrower's attorney-in-fact, with full authority in the place and stead of Borrower and in the name of Borrower or otherwise, from time to time in Lender's discretion to take any action and to execute any instrument which Lender may deem necessary or advisable to accomplish the purposes of this Agreement (subject to the rights of Borrower under subsection 4.3), including,
                                                   --------------
without limitation, to receive, indorse and collect all instruments made payable to Borrower representing any dividend or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same.

          4.6  Lender May Perform.  If Borrower fails to perform any agreement
               ------------------
contained herein, Lender may itself perform, or cause performance of, such agreement, and the expenses of Lender incurred in connection therewith shall be payable by Borrower under subsection 9.3.
                          --------------

          4.7  Preservation of Collateral and Perfection of Security Interests
               ---------------------------------------------------------------
Therein.  Borrower shall execute and deliver to Lender, concurrently with the
-------
execution of this Agreement, and at any time or times hereafter at the request of Lender, all financing statements, instruments or other documents (and pay the cost of filing or recording the same in all public offices deemed necessary by Lender), as Lender may request, in a form reasonably satisfactory to Lender, to perfect and keep perfected the security interest and Liens in the Collateral granted by Borrower to Lender or to otherwise protect and preserve the Collateral and Lender's security interest and Liens therein or to enforce Lender's security interests and Liens in the Collateral. Should Borrower fail to do so, Lender is authorized to sign any such financing statements as Borrower's agent. Borrower further agrees that a carbon, photographic, photostatic or other reproduction of this Agreement or of a financing statement is sufficient as a financing statement.

          4.8  Setoff.  Borrower agrees that Lender has all rights of setoff and
               ------
banker's lien provided by applicable law and, in addition thereto, Borrower agrees that (in addition to Lender's rights with respect to proceeds of Collateral) at any time (a) any amount owing by it under this Agreement or any other Financing Agreement is then due or (b) any Default exists, Lender may apply to the payment of the Liabilities, any and all balances, credits, deposits, accounts or moneys of Borrower then or thereafter with Lender.
Without limitation of the foregoing and in addition to Lender's rights with respect to the proceeds of the Collateral, Borrower agrees that upon and after the occurrence of a Default, Lender and each of its branches and offices is hereby authorized, at any time and from time to time, without notice, (i) to setoff against, and to appropriate and apply to the payment of, the Liabilities (whether matured or unmatured, fixed or contingent or liquidated or unliquidated) any and all amounts owing by Lender or any such office or branch to Borrower (whether matured or unmatured, and, in the case of deposits, whether general or special, time or demand and however evidenced) and (ii) pending any such action, to the extent necessary, to hold such amounts as collateral to secure such Liabilities and to return as unpaid for insufficient funds any and all checks and other items drawn against any deposits so held as Lender may elect in its sole discretion.

          4.9  Release.  If no Default or Event of Default has occurred and is
               -------
then continuing at a time when the unpaid principal amount of the Liabilities has been reduced to less than $15,000,000, upon Borrower's request, Lender shall release its security interest in the capital stock of Washington County Bank, Farmers and Merchants Bank and Burt County State Bank created pursuant to this Agreement.

          5.   WARRANTIES.
               ----------

          Borrower represents and warrants that as of the date of the execution of this Agreement, and continuing so long as any Liabilities remain outstanding, and (even if there shall be no Liabilities outstanding) so long as this Agreement remains in effect:

          5.1  Existence; Etc.  (a)  Each of Borrower, FNNI and Borrower's
               ---------------
Subsidiaries: (a) is a corporation, a national bank or a state bank, respectively, duly organized and validly existing and in good standing under the laws of the jurisdiction of its organization as set forth on Schedule 5.1
                                                             ------------
hereto; (b) is duly qualified as a foreign corporation and in good standing in all states in which it is doing business except where the failure to so qualify would not have a material adverse effect on Borrower or any of the Subsidiaries, or their respective businesses; and (c) has all requisite power and authority, corporate or otherwise, to own, operate and lease its properties and to carry on its business as now being conducted. The deposit accounts of the Bank Subsidiaries are insured by the FDIC (as hereinafter defined), subject to legally applicable limits. Borrower and its Subsidiaries have made payment of all franchise and similar taxes and in all jurisdictions, except for any such taxes: (i) which are not yet due and payable, (ii) where the failure to pay such taxes will not have a material adverse effect on Borrower or any of the Subsidiaries, (iii) the validity of which is being contested in good faith by appropriate proceedings diligently conducted, and (iv) for which proper reserves have been set aside on the books of Borrower and its Subsidiaries.

          (b)  Schedule 5.1 correctly sets forth:  (a) all states in which
               ------------
Borrower conducts its businesses, except for such states where the failure to qualify to do business as a foreign corporation would not have a materially adverse effect on Borrower; (b) all direct or indirect Subsidiaries of Borrower; and (c) each class of stock of Borrower, together with the issued and outstanding shares of each class and the ownership thereof.

          (c)  Schedule 5.1 correctly sets forth:  (a) all states in which any
               ------------
Subsidiary of Borrower conducts its business, except for such states where the failure to qualify to do business would null subsidiaries of each Subsidiary of Borrower; and (c) each class of stock of each Subsidiary, together with the issued and outstanding shares of each class and the ownership thereof. All of the outstanding capital stock of each Subsidiary, including without limitation the Pledged Shares, have been duly authorized and validly issued, and are fully paid and nonassessable. None of the Pledged Shares have been issued in violation of any shareholder's preemptive rights. The Pledged Shares are owned by Borrower free and clear of all Liens except for the security interest granted by Borrower to Lender. Except as otherwise stated in Schedule 5.1, there are no
                                                      ------------
outstanding options, rights or warrants obligating any Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of FNNI or any Subsidiary or obligating Borrower or any Subsidiary to grant, extend or enter into any such agreement or commitment.

          5.2  Financial Statements.  Borrower has delivered to Lender copies of
               --------------------
the consolidated financial statements of each of (a) Borrower and its Subsidiaries, (b) FNNI and its subsidiaries, and (c) Diversified and its subsidiaries as of and for the year or other period ending December 31, 1996, audited by its certified public accountants, and including unaudited consolidating statements of Borrower and the Subsidiaries (collectively, the "1996 Statements"). All of these financial statements are true and correct, are in accordance with the respective books of account and records of such persons and have been prepared in accordance with GAAP applied on a basis consistent with prior periods, and fairly and accurately present the financial condition of such Persons and their assets and liabilities and the results of their operations as of such date. Since December 31, 1996, there has been no adverse change in the financial condition, business, properties or operations of Borrower, FNNI or any Subsidiary. In addition, Borrower has delivered to Lender copies of the reports of condition and income (hereinafter referred to as "call reports") filed by each of Borrower and the Subsidiaries for the period ending December 31, 1996, and copies of Form FRY-9LP filed by Borrower and FNNI for the period ending March 31, 1997 (such call reports and Forms FRY-9LP, together with the 1996 Statements, the "Financial Statements"). Each of such reports filed by Borrower or its Subsidiaries with any Governmental Authority with respect to this Agreement, or the Term Note, is true and correct and is in accordance with the respective books of account and records of Borrower and its Subsidiaries, and has been prepared in accordance with applicable banking regulations, rules and guidelines on a basis consistent with prior periods, and fairly and accurately presents the financial condition of Borrower and its Subsidiaries and their respective assets and liabilities and the results of their respective operations as of such date. The Financial Statements contain and reflect provisions for taxes, reserves and other liabilities of Borrower and its Subsidiaries in accordance with GAAP. Neither Borrower nor any of its Subsidiaries has any material debt, liability or obligation of any nature (whether accrued, contingent, absolute or otherwise) which is not provided for or disclosed in the Financial Statements.

          5.3  Transaction is Legal and Authorized.  The borrowing of the
               -----------------------------------
principal amount of the Loan, the execution and delivery of this Agreement and the other Financing Agreements and compliance by Borrower with all of the provisions of this Agreement and of the other Financing Agreements are within the corporate and other powers of Borrower and each of its Subsidiaries. This Agreement and the other Financing Agreements have been duly authorized, executed and delivered by each of Borrower and its Subsidiaries that is a party thereto and each of this Agreement and the other Financing Agreements is the legal, valid and binding obligation of each of Borrower and its Subsidiaries that is a party thereto, enforceable against such Persons in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, and general principles of equity.

          5.4  No Defaults or Restrictions.  Neither the execution and delivery
               ---------------------------
of any of the Financing Agreements nor compliance with their terms and conditions will conflict with or result in breach of, or constitute a default under, any of the terms, obligations, covenants, conditions or provisions of any corporate restriction or of any indenture, mortgage, deed of trust, pledge, bank loan or credit agreement, corporate charter, bylaw or any other agreement or instrument to which Borrower or any of its Subsidiaries is now a party or by which any of them or any of their properties may be bound or affected, or any judgment, order, writ, injunction, decree or demand of any court, arbitrator, grand jury, or Governmental Authority, or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any property or asset of Borrower or any of its Subsidiaries under the terms or provisions of any of the foregoing. Neither Borrower nor any of its Subsidiaries is in material default in the performance, observance or fulfillment of any of the terms, obligations, covenants, conditions or provisions contained in any indenture or other agreement creating, evidencing or securing indebtedness of any kind or pursuant to which any such indebtedness is issued, or other agreement or instrument to which Borrower or any Subsidiary is a party or by which Borrower or any Subsidiary or any of their respective properties may be bound or affected.

          5.5  Governmental Consent.  No governmental orders, permissions,
               --------------------
consents, approvals or authorizations are required to be obtained and no registrations or declarations are required to be filed in connection with, or contemplation of, the execution and delivery of this Agreement or any of the other Financing Agreements, which have not been obtained or filed.

          5.6  Taxes.  Borrower and each of its Subsidiaries have filed all
               -----
United States income tax returns and all state and municipal tax returns which are required to be filed, and have paid, or made provision for the payment of, all material taxes which have become due pursuant to said returns or to any assessment received by Borrower or any of its Subsidiaries, except such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. Borrower is unaware of any audit, assessment or other proposed action or inquiry of the Internal Revenue Service or any other taxing authority with respect to any tax liability of Borrower or any Subsidiary in a aggregate amount greater than $500,000.

          5.7  Compliance with Law.  Borrower and each of its Subsidiaries have
               -------------------
complied with all applicable statutes, rules, regulations, orders and restrictions of any domestic or foreign government or any instrumentality or agency thereof, having jurisdiction over the conduct of their respective businesses or the ownership of their respective properties, except where any such failure would not have a material adverse effect on Borrower or any of its Subsidiaries.

          5.8  Restrictions on Borrower.  Neither Borrower nor any of its
               ------------------------
Subsidiaries is a party, nor is bound by, any contract or agreement or instrument, or subject to any charter or other corporate restriction materially and adversely affecting its business, property, assets, operations or condition, financial or otherwise.

          5.9  No Material Adverse Change.  Since December 31, 1996, neither the
               --------------------------
business, operations, properties nor assets of Borrower or any of its Subsidiaries have been materially and adversely affected in any way as the result of any act or event, including, but not limited to, fire, explosion, accident, act of God, strike, lockout, flood, drought, storm, earthquake, combination of workers or other labor disturbance, riot, activity of armed forces or of the public enemy, embargo, or nationalization, condemnation, requisition or taking of property, or cancellation or modification of contracts, by any domestic or foreign government or any instrumentality or agency thereof.

          5.10 Reserve for Possible Loan and Lease Losses.  The reserve for
               ------------------------------------------
possible loan and lease losses shown on the December 31, 1996 call report of each Bank Subsidiary is adequate in all respects to provide for such Bank Subsidiary's respective possible or specific losses, net of recoveries relating to loans previously charged off, on loans outstanding, and contains an additional amount of unallocated reserves for unanticipated future losses at a level considered adequate based upon generally accepted safe and sound banking practices.

          5.11 Regulatory Enforcement Actions.  Except for board resolutions
               ------------------------------
adopted at the direction of any Governmental Authority and attached as Schedule
                                                                       --------
5.11, none of Borrower, any of its Subsidiaries or any of their respective
----
officers or directors is now operating under any currently effective written restrictions agreed to by Borrower or any of its Subsidiaries, or agreements, memoranda, or written commitments by Borrower or any of its Subsidiaries (other than restrictions of general application) imposed or required by any Governmental Authority nor are any such restrictions threatened or agreements, memoranda or commitments being sought by any Governmental Authority.

          5.12 Pending Litigation.  Except as otherwise stated in Schedule 5.12,
               ------------------                                 -------------
neither Borrower nor any of its Subsidiaries is party to or has received notice of any actions, suits, proceedings or written agreements pending, nor, to the best knowledge of Borrower, have any such actions, suits, proceedings or written agreements been threatened or proposed, against Borrower or any of its Subsidiaries at law or in equity or before or by any federal, state, municipal, or other governmental department, commission, board, or other administrative agency, domestic or foreign which are reasonably likely to have a material adverse effect on Borrower's or any Bank Subsidiary's condition (financial or otherwise), business or operations; and neither Borrower nor any of its Subsidiaries is in default with respect to any order, writ, injunction, or decree of, or any written agreement with, any court, commission, board or agency, domestic or foreign.

          5.13 Investment Company Act.  Borrower is not an "investment company"
               ----------------------
or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

          5.14 No Burdensome Agreements.  Neither Borrower nor any of its
               ------------------------
Subsidiaries is a party to any agreement, instrument or undertaking or subject to any other restriction: (a) which presently has a material adverse affect upon the property, financial condition or business operations of Borrower or any of its Subsidiaries; or (b) under or pursuant to which Borrower or any of its Subsidiaries is or will be required to place (or under which any other Person may place) a Lien upon any of its properties securing indebtedness either upon demand or upon the happening of a condition, with or without such demand, except for tax liens with respect to real estate taxes not yet due and payable.

          5.15 No Misstatement.  No information, exhibit, report or document
               ---------------
furnished by Borrower or any of the Subsidiaries to Lender in connection with the negotiation or execution of this Agreement or any of the other Financing Agreements contained any material misstatement of fact or omitted to state a material fact or any fact necessary to make the statements contained therein not misleading, all as of the date when furnished to Lender.

          5.16 Collateral.  All of the Collateral and, except for liens of
               ----------
current taxes not yet due and payable and as set forth on Schedule 7.2, and
                                                          ------------
other property and interests in property of Borrower is and will continue to be owned by Borrower, has been fully paid for and is free and clear of all Liens.

          5.17 Chief Place of Business.  As of the execution hereof, the
               -----------------------
principal place of business and the chief executive office of Borrower is located at the location identified in the preamble to this Agreement. If any change in any such location occurs, Borrower promptly shall notify Lender thereof in accordance with subsection 7.9 hereof.
                           --------------

          5.18 Other Names.  Borrower has not used any partnership, corporate,
               -----------
company or fictitious name other than "Lauritzen Corporation" to conduct material business activities.

          5.19 Margin Stock.  Borrower does not own any "margin security" as
               ------------
such term is defined in Regulation G of the Board of Governors of the Federal Reserve System and none of the loans advanced or other credit provided to Borrower hereunder will be used for the purpose of purchasing or carrying any margin security or for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase any margin security or for any other purpose not permitted by Regulation U of the Board of Governors of the Federal Reserve System.

          5.20 Collateral.  The Pledged Shares have been duly authorized and
               ----------
validly issued and are fully paid and non-assessable. Borrower is the legal and beneficial owner of the Collateral free and clear of any Lien or option, except for the security interest created by this Agreement. The pledge of the Pledged Shares pursuant to this Agreement creates a valid and perfected first priority security interest in the Collateral, securing the payment of the Labilities. No consent of any other Person and no authorization, approval, or other action by, and no notice to or filing with, any Governmental Authority is required (i) for the pledge by Borrower of the Collateral pursuant to this Agreement or for the execution, delivery or performance of this Agreement by Borrower, (ii) for the perfection or maintenance of the security interest created hereby (including the first priority nature of such security interest) or (iii) for the exercise by Lender of the voting or other rights provided for in this Agreement or the remedies in respect of the Collateral pursuant to this Agreement (except as may be required in connection with any disposition of any portion of the Collateral by laws affecting the offering and sale of securities generally). The Pledged Shares constitute the percentage of the issued and outstanding shares of stock of the respective issuers thereof indicated on Schedule I. There are no
                                               ----------
conditions precedent to the effectiveness of this Agreement that have not been satisfied or waived.

          5.21 Survival of Warranties.  All representations and warranties
               ----------------------
contained in this Agreement or any of the other Financing Agreements shall survive the execution and delivery of this Agreement.

          6.  AFFIRMATIVE COVENANTS.
              ---------------------

          Borrower covenants and agrees that, so long as any Liabilities remain outstanding, and (even if there shall be no Liabilities outstanding) so long as this Agreement remains in effect:

          6.1  Financial Statements.  Borrower shall, and Borrower shall cause
               --------------------
each of its Subsidiaries to furnish and deliver to Lender:

               (i) as soon as available, but in any event not more than 120 days after the close of each fiscal year of Borrower, or within such further time as Lender may permit, (a) consolidated audited financial statements for Borrower and its Subsidiaries and (b) consolidated financial statements of Diversified and FNNI, including in each case a balance sheet and related profit and loss statement, prepared in accordance with GAAP consistently applied throughout the periods reflected therein by Deloitte & Touche or other independent certified public accountants reasonably acceptable to Lender, with such accountants' unqualified opinion with respect thereto (which opinion shall be accompanied by a letter from the accountants to Lender that expressly acknowledges that Lender intends to rely on such opinion and the financial statements referenced therein);

               (ii)  as soon as available, but in no event later than forty-five
     (45) days after the end of each calendar quarter, a copy of: (1) the balance sheet, profit and loss statement, surplus statement and any supporting schedules for Borrower, Diversified, FNNI, and Borrower's Subsidiaries prepared in accordance with GAAP consistently applied; and (2) all financial statements, including, but not limited to, all call reports, filed with any state or federal bank regulatory authority;

               (iii) Borrower shall furnish Lender, at the same time as the quarterly financial reports referred to in subsection 5.1(ii), a quarterly
                                                ------------------
     compliance certificate in the form set forth as Exhibit D hereto, which
                                                     ---------
     certificate shall state that: (A) Borrower is in compliance in all material respects with all covenants contained in this Agreement; and (B) no Default or Event of Default has occurred or is continuing, or, if there is any such event, describing such event, the steps, if any, that are being taken to cure it, and the time within which such cure will occur. Such quarterly compliance certificate shall be signed by the Executive Vice President or Treasurer of Borrower and shall also contain Borrower's calculation of the ratios described in subsection 6.11 and, in a form and
                                            ---------------
     with such specificity as is reasonably satisfactory to Lender, such additional information as Lender shall have reasonably requested by Borrower prior to the submission thereof;

               (iv) to the extent permitted by law, promptly after the same are available, copies of: (A) each annual report, proxy or financial statement or other report or communication sent by Borrower, Diversified, FNNI or any of Borrower's Subsidiaries to the stockholders of Borrower or any of Borrower's Subsidiaries; (B) each registration statement which Borrower, Diversified, FNNI or any of Borrower's Subsidiaries may file with any Governmental Authority or with any securities exchange; (C) all annual, regular, periodic and special reports which Borrower, Diversified, FNNI or any of Borrower's Subsidiaries may file or be required to file with any Governmental Authority or with any securities exchange that relate to the overall financial condition or results of operations of Borrower, Diversified, FNNI or any of Borrower's Subsidiaries; and (D) each call report with respect to any Bank Subsidiary or FNBO;

               (v) immediately after receiving knowledge thereof, notice in writing of all charges, assessments, actions, suits and proceedings (as well as notice of the outcome of any such charges, assessments, orders, actions, suits and proceedings) that are proposed or initiated by, or brought before, any court or governmental department, commission, board or other administrative agency, in connection with Borrower or any of its Subsidiaries, other than ordinary course of business litigation not involving any Governmental Authority, which, if adversely decided, would not have a material effect on the financial condition or operations of Borrower or any of its Subsidiaries;

               (vi) as requested by Lender, copies of the then current loan/asset watch list, the classified loan/asset list, the nonperforming loan/asset list and other real estate owned list of each Bank Subsidiary; and

               (vii) promptly upon receipt thereof, one copy of each written report submitted to Borrower by its independent auditors, and promptly after the occurrence thereof, notice of any other matter which has resulted in, or which might or could result in, a materially adverse change in the financial condition or operations of Borrower or any of its Subsidiaries.

          6.2  Regulatory Capital.  Borrower shall, and  Borrower shall cause
               ------------------
each of its Subsidiaries to, maintain such capital as is necessary to cause Borrower to be "well capitalized" in accordance with the regulations of all applicable Governmental Authorities as now or may hereafter be in effect, and any other requirements or conditions that any Governmental Authorities have imposed or may impose on Borrower.

          6.3  Taxes, Assessments, Etc.  Borrower shall, and Borrower shall
               ------------------------
cause each of its Subsidiaries to promptly pay and discharge all taxes, assessments and other governmental charges imposed upon Borrower or any of its Subsidiaries or upon the income, profits, or property of Borrower or any of its Subsidiaries and all claims for labor, material or supplies which, if unpaid, might by law become a Lien upon the property of Borrower or any of its Subsidiaries, except for tax liens with respect to real estate taxes not yet due and payable. Neither Borrower nor any of its Subsidiaries shall be required to pay any such tax, assessment, charge or claim, so long as the validity thereof shall be contested in good faith by appropriate proceedings, and adequate reserves therefor shall be maintained on the books of Borrower or any of its Subsidiaries.

          6.4  Insurance.  Borrower shall, and Borrower shall cause each of its
               ---------
Subsidiaries to, maintain bonds and insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks as are usually carried by owners of similar businesses and properties in the same general area in which Borrower and its

Subsidiaries, operate, and such additional bonds and insurance as may reasonably be required by Lender.

          6.5  Inspection.  Borrower shall, and Borrower shall cause each of its
               ----------
Subsidiaries to, permit Lender through its employees, attorneys, accountants or other agents, to inspect any of the properties and the corporate and financial books and records of Borrower and each of its Subsidiaries at such times and as often as Lender reasonably may request.

          6.6  Information.  Borrower shall, and Borrower shall cause each of
               -----------
its Subsidiaries to, provide Lender with such information concerning the business, operations, financial condition and regulatory status of Borrower and its Subsidiaries as Lender may from time to time reasonably request.

          6.7  Maintenance of Existence.  Borrower shall, and Borrower shall
               ------------------------
cause each of its Subsidiaries to, do or cause to be done all things necessary to maintain, preserve and renew their respective existence and rights and franchises, and comply with all related laws applicable to each of Borrower and its Subsidiaries, except where any such failure would not have a material adverse effect on Borrower or any of its Subsidiaries; provided that Emerson State Bank will be merged into Houghton State Bank prior to December 31, 1997 (the "Houghton Merger").

          6.8  Compliance with Laws.  Borrower shall, and Borrower shall cause
               --------------------
each of its Subsidiaries to, comply with all applicable statutes, rules, regulations, orders and restrictions in respect of the conduct of their respective businesses and the ownership of their respective properties, except where any such failure would not have a material adverse effect on Borrower or any of its Subsidiaries.

          6.9  Notice Re Defaults.  Borrower shall, and Borrower shall cause
               ------------------
each of its Subsidiaries to, promptly notify Lender, to the extent permitted by law, of the occurrence of any Default or Event of Default, regardless of the materiality thereof.

          6.10 Lender's Closing Costs and Expenses.  Borrower shall reimburse
               -----------------------------------
Lender on demand for all reasonable expenses and fees paid or incurred in connection with the documentation, negotiation and closing of the loans and other extensions of credit described herein, including, without limitation, lien search, filing and recording fees and taxes and the reasonable fees and expenses of Lender's attorneys and paralegals (whether such attorneys and paralegals are employees of Lender or are separately engaged by Lender), whether such expenses and fees are incurred prior to or after the date hereof.

          6.11 Financial Covenants.  Borrower shall:
               -------------------

          (a) maintain such capital as is necessary to cause the Borrower to be classified as a "well-capitalized" bank holding company in accordance with the regulations of the FRB and any requirements or conditions that the FRB has or may impose on the Borrower;

          (b) cause the ratio of classified assets to the primary capital of each Bank Subsidiary to be not more than forty percent (40%) at all times; for purposes of this subsection 6.11(b), "primary capital" shall mean the sum of the
                 ------------------
common stock, surplus and retained earnings accounts plus the reserve for loan and lease losses reduced by the amount of any goodwill and "classified assets" shall mean the sum of all assets classified substandard, doubtful or loss;

          (c) cause the ratio of nonperforming assets to the primary capital of each Bank Subsidiary to be not more than forth percent (40%) at all times; for purposes of this subsection 6.11(c), "primary capital" shall mean the sum of the
                 ------------------
common stock, surplus and retained earnings accounts plus the reserve for loan and lease losses and "nonperforming assets" shall mean the sum of all other real estate owned, non-accrual loans, restructured loans and loans on which any payment is ninety (90) or more days past due;

          (d) cause each Bank Subsidiary's ratio of (i) the net income at the end of any period of four consecutive calendar quarters treated as a single period (commencing with the four quarter period ending on September 30, 1997) to
(ii) average total assets for the last calendar quarter in such period, to be not less than one percent (1.00%); for the purposes of subsection 6.11(d) and
                                                       ------------------
(e) hereof, "net income" shall mean the consolidated net income (excluding the
---
amortization of goodwill and other purchase accounting adjustments related to fixed assets, loan and investment accounts) computed in accordance with GAAP and "average total assets" for any calendar quarter shall mean the daily average of total assets for such quarter;

          (e) have consolidated net income after taxes for Borrower and its Subsidiaries of not less than the "Base Amount" at the end of each quarter for the previous four calendar quarters as a single period (commencing with the four quarter period ending on September 30, 1997); for purposes of this subsection
                                                                   ----------
6.11(e) the term "Base Amount" shall mean 90% of the amount of Borrower's and
-------
its Subsidiaries' consolidated net income after taxes for the year ending December 31, 1996 as shown on the 1996 statement;

          (f) cause the ratio of the loan and lease loss reserves to total nonperforming loans of each Bank Subsidiary to be not less than fifty percent (50%) at all times; for the purposes of this subsection 6.11(f), "nonperforming
                                            -------------------
loans" shall mean the sum of all non-accrual loans, restructured loans and loans on which any payment is ninety (90) or more days past due;

          (g) cause the ratio of nonperforming assets to total loans and other real estate owned of each Bank Subsidiary to be not more than three and one-half percent (3.5%) at all times; for purposes of this subsection 6.11(g),
                                                  ------------------
"nonperforming assets" shall mean the sum of all other real estate owned, non-accrual loans, restructured loans and loans on which any payment is ninety (90) or more days past due;

          (h) cause each Bank Subsidiary's ratio of (i) tangible equity capital as of the end of any calendar quarter to (ii) average total assets for such calendar quarter to be not less than seven percent (7.0%) at all times; for the purposes of this subsection 6.11(h), "tangible
                 ------------------
equity capital" shall mean the sum of the common stock, surplus and retained earnings accounts reduced by the amount of any goodwill; and

          (i) maintain at all times consolidated tangible equity capital of not less than 80% of the amount of Borrower's tangible equity capital as of December 31, 1996.

          7.   NEGATIVE COVENANTS.
               ------------------

          Borrower covenants and agrees that so long as any Liabilities remain outstanding, and (even if there shall be no Liabilities outstanding) so long as this Agreement remains in effect (unless Lender shall give its prior written consent thereto):

          7.1  Indebtedness.  Borrower shall not, and Borrower shall not permit
               ------------
any of its Subsidiaries (other than Diversified) to, create, assume, incur, have outstanding, or in any manner become liable in respect of any indebtedness for borrowed money, other than, in the case of the Bank Subsidiaries, in the ordinary course of business and in accordance with applicable laws and regulations and safe and sound banking practices, and except as listed on
Schedule 7.1 annexed hereto, and except to fund purchases by Borrower of
------------
additional shares in Washington County Bank for their reasonable fair market value. For purposes of this Agreement, the phrase "indebtedness" shall mean and include: (i) all items arising from the borrowing of money, which according to GAAP now in effect, would be included in determining total liabilities as shown on the balance sheet; (ii) all indebtedness secured by any Lien on property owned by Borrower or any Subsidiary whether or not such indebtedness shall have been assumed; (iii) all guarantees and similar contingent liabilities in respect to indebtedness of others; and (iv) all other interest-bearing obligations evidencing indebtedness to others.

          7.2  Liens.  Borrower shall not, and Borrower shall not permit any of
               -----
its Subsidiaries (other than Diversified) to, create, assume, incur, suffer or permit to exist (other than (i) in the ordinary course of business and in accordance with applicable laws and regulations and, in the case of the Bank Subsidiaries, safe and sound banking practices, (ii) tax liens with respect to real estate taxes not yet due and payable; and (iii) other Liens listed on
Schedule 7.2 annexed hereto, provided that in each such case no such Lien is a
------------
Lien on the Collateral) any Lien of any kind or character upon or with respect to any of their assets or properties, whether owned at the date hereof or hereafter acquired, or assign or otherwise convey any right to receive income.

          7.3  Disposal of Assets.  Borrower shall not, and Borrower shall not
               ------------------
permit any of its Subsidiaries (other than Diversified) to dispose of, other than in the ordinary course of business and in accordance with applicable laws and regulations and, in the case of the Bank Subsidiaries, safe and sound banking practices (which includes, but is not limited to, the sale of other real estate owned), by sale, assignment, lease or otherwise, property or assets now owned or hereafter acquired without the prior written consent of Lender, which consent shall not be unreasonably withheld.

          7.4  Mergers or Consolidations.   Except for the Houghton Merger,
               -------------------------
Borrower shall not, and Borrower shall not permit any of its Subsidiaries (other than Diversified) to, purchase the assets of, merge into or consolidate with or into, any other person, entity or corporation without the prior written consent of Lender, which consent shall not be unreasonably withheld.

          7.5  Dividends.  Borrower shall not declare or pay any cash dividend
               ---------
or make any other distribution in respect of its common stock without the prior written consent of Lender, which consent shall not be unreasonably withheld.

          7.6  Options.  Borrower shall not, and Borrower shall not permit any
               -------
of its Subsidiaries to, sell, transfer, issue, reissue, exchange or grant any option with respect to the Pledged Shares.

          7.7  Affiliate Transactions.  Borrower shall not, and Borrower shall
               ----------------------
not permit any of its Subsidiaries to, enter into any transaction, including, but not limited to, the purchase, sale or exchange of property or the rendering of any service, with any Affiliate except in the ordinary course of business and pursuant to the reasonable requirements of Borrower's business and upon terms reasonably found by its board of directors to be fair and reasonable and no less favorable to Borrower than would be obtained in a comparable arm's length transaction with a person not an Affiliate.

          7.8  Margin Stock.  Borrower shall not, and Borrower shall not permit
               ------------
any of its Subsidiaries to, use any part of the proceeds of the Loan: (i) directly or indirectly to purchase or carry any security or reduce or retire any indebtedness originally incurred to purchase any such security within the meaning of Regulation G of the FRB; or (ii) so as to involve Borrower or Lender in a violation of Regulation T, U or X of the FRB.

          7.9  Name; Places of Business.  Borrower shall not change its name
               ------------------------
except upon thirty (30) days' prior written notice to Lender together with execution and delivery to Lender of such UCC financing statements executed by Borrower which Lender may request prior to the effectiveness of such change. Borrower shall not make any change to the location of its principal place of business, chief executive office or books and records unless prior to the effective date of such change in location, Borrower delivers to Lender such UCC financing statements executed by Borrower which Lender may request to reflect such change in location. Borrower shall deliver such other documents and instruments as Lender may request in connection with such change in name or location within ten (10) days of the effectiveness of such change or Lender's request therefor.

          8.   DEFAULT, RIGHTS AND REMEDIES OF LENDER.
               --------------------------------------

          8.1  Defaults.  If any of the following events ("Defaults") shall
               --------
occur:

          (A) Borrower fails to pay any of its Liabilities when such Liabilities are due or are declared due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), provided that in the case of Liabilities other than principal of the Term Loan, such failure shall not constitute a default until five (5) days after Lender has sent Borrower notice of such failure;

          (B) Borrower (i) fails or neglects to perform, keep or observe any of its covenants, conditions or agreements contained in any of the subsections of this Agreement or any of the other Financing Agreements other than subsections
                                                                   -----------
6.3, 6.4 or 6.8 of this Agreement or (ii) fails or neglects to perform, keep or
---  ---    ---
observe any of the covenants, conditions or agreements contained in subsections
                                                                    -----------
6.3, 6.4 or 6.8 of this Agreement and such failure shall continue for thirty
---  ---    ---
(30) consecutive days, provided that such grace period shall not apply and a
                       --------
Default shall be deemed to have occurred promptly upon such breach if (i) such breach cannot, in Lender's reasonable determination, be cured by Borrower during such period, or (ii) such breach shall be deemed by Lender (in its reasonable discretion) to have a material adverse effect on the Collateral (or Lender's interest or rights therein or with respect thereto), the other rights of Lender under this Agreement or any other Financing Agreement;

          (C) any warranty or representation now or hereafter made by Borrower to Lender is untrue or incorrect in any material respect when made, or any schedule, certificate, statement, report, financial data, notice, or writing furnished at any time by Borrower to Lender is untrue or incorrect in any material respect, on the date as of which the facts set forth therein are stated or certified or any of the foregoing omits to state a fact necessary to make the statements therein contained not misleading in any material respect;

          (D) a judgment or order requiring payment in excess of $500,000 shall be rendered against Borrower or any Subsidiary and such judgment or order shall remain unsatisfied or undischarged and in effect for thirty (30) consecutive days without a stay of enforcement or execution, provided that this subsection
                                                                    ----------
8.1(D) shall not apply to any judgment for which Borrower or any Subsidiary is
------
fully insured and with respect to which the insurer has assumed the defense and is not defending under reservation of right and with respect to which Lender reasonably believes the insurer will pay the full amount thereof;

          (E) a notice of lien, levy or assessment is filed or recorded with respect to all or a substantial part of the assets of Borrower or any Subsidiary by the United States, or any department, agency or instrumentality thereof, or by any state, county, municipality or other governmental agency or any taxes or debts owing at any time or times hereafter to any one or more of them become a lien upon all or a substantial part of Borrower's Collateral, and (i) such lien, levy or assessment is not discharged or released or the enforcement thereof is not stayed within thirty (30) days of the notice or attachment thereof, or (ii) if the enforcement thereof is stayed, such stay shall cease to be in effect, provided that this subsection 8.1(E) shall not apply to any liens, levies or
                   -----------------
assessments which relate to current taxes not yet due and payable;

          (F) a proceeding under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt or receivership law or statute is filed
(i) against Borrower or any Subsidiary and an adjudication or appointment is made or order for relief is entered, or such proceeding remains undismissed for a period in excess of thirty (30) days, or (ii) by Borrower or any Subsidiary or Borrower or any Subsidiary makes an assignment for the benefit of creditors or Borrower takes any corporate action to authorize any of the foregoing;

          (G) Borrower or any Subsidiary voluntarily or involuntarily dissolves or is dissolved, terminates or is terminated; provided that the Houghton Merger shall not constitute a Default;

          (H) Borrower or any Subsidiary becomes insolvent or fails generally to pay its debts as they become due;

          (I) Borrower or any Subsidiary is enjoined, restrained, or in any way prevented by the order of any court or any administrative or regulatory agency from conducting all or any material part of its business affairs;

          (J) if the FRB, the FDIC or any other Governmental Authority charged with the regulation of bank holding companies or depository institutions: (i) issues to Borrower or any Subsidiary, or initiates through formal proceedings any action, suit or proceeding to obtain against, impose on or require from Borrower or any Subsidiary, a cease and desist order or similar regulatory order, the assessment of civil monetary penalties, articles of agreement, a memorandum of understanding, a capital directive, a capital restoration plan, restrictions (other than board resolutions adopted at the direction of a Governmental Authority) that prevent or as a practical matter impair the payment of dividends by any Subsidiary or the payments of any debt by Borrower, or restrictions (other than board resolutions adopted at the direction of a Governmental Authority) that make the payment of the dividends by any Subsidiary or the payment of debt by Borrower subject to prior regulatory approval, a notice or finding under subsection 8(a) of the Federal Deposit Insurance Act, as amended, or any similar enforcement action, measure or proceeding; or (ii) proposes or issues to any executive officer or director of Borrower or any Subsidiary, or initiates any action, suit or proceeding to obtain against, impose on or require from any such officer or director, a cease and desist order or similar regulatory order, a removal order or suspension order, or the assessment of civil monetary penalties, unless any such orders or penalties would not reasonably be expected to have a materially adverse effect on Borrower's or any Subsidiary's financial condition or operations;

          (K) if any Bank Subsidiary is notified that it is considered an institution in "troubled condition" within the meaning of 12 U.S.C. Section 1831 and the regulations promulgated thereunder, to the extent Borrower is legally permitted to disclose the reason for such consideration, or if a conservator or receiver is appointed for Borrower or any Subsidiary;

          (L) if Borrower or any Subsidiary continues to be in default in any payment of principal or interest for any other obligation or in default in the performance of any other term, condition or covenant contained in any agreement (including, but not limited to, an agreement in connection with the acquisition of capital equipment on a title retention or net lease basis), under which any such obligation is created the effect of which default in performance is to cause or permit the holder of such obligation to cause such obligation to become due prior to its stated maturity;

          (M) if the Collateral is attached, seized, subjected to a writ of distress warrant, or is levied upon or becomes subject to any lien or comes within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors;

          (N) John Lauritzen and Bruce Lauritzen or their heirs, or trusts owned or controlled by any of the foregoing, shall cease to control Borrower;

          (O) as to any Bank Subsidiary, Borrower shall own and control less than the percentage interest in such Bank Subsidiary as it does on the date hereof; or

          (P) FNNI shall not pay a cash dividend for two consecutive calendar quarters;

then Lender may, upon notice to Borrower, (i) terminate Lender's obligation to continue and convert advances to Borrower pursuant to this Agreement and/or (ii) declare all of the Liabilities to be immediately due and payable, whereupon all of the Liabilities shall become immediately due and payable, except that in the event a Default described in subsection 8.1(F) hereof shall exist or occur, all
                             -----------------
of the Liabilities shall automatically, without notice of any kind, be immediately due and payable.

          8.2  Rights and Remedies Generally.  In the event of a Default, Lender
               -----------------------------
shall have, in addition to any other rights and remedies contained in this Agreement or in any of the other Financing Agreements, all of the rights and remedies of a secured party under the Code or other applicable laws, all of which rights and remedies shall be cumulative, and non-exclusive, to the extent permitted by law. In addition to all such rights and remedies, the sale, lease or other disposition of the Collateral, or any part thereof, by Lender after Default may be for cash, credit or any combination thereof, and Lender may purchase all or any part of the Collateral at public or, if permitted by law, private sale, and in lieu of actual payment of such purchase price, may set-off the amount of such purchase price against the Liabilities then owing. Any sales of the Collateral may be adjourned from time to time with or without notice. Borrower agrees that, to the extent notice of sale shall be required by law, at least thirty (30) days' notice to Borrower of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification and Lender agrees to provide such notice prior to any such sale. Lender shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. Lender may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Any cash held by Lender as Collateral and all cash proceeds received by Lender in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may, in the discretion of Lender, be held by Lender as collateral for, and/or then or at any time thereafter be applied in whole or in part by Lender, all or any part of the Labilities in such order as Lender shall elect.

          8.3  Registration Rights.  If Lender shall determine to exercise its
               -------------------
right to sell all or any of the Collateral pursuant to subsection 8.2, Borrower
                                                       --------------
agrees that, upon request of Lender, Borrower will, at its own expense: (a) execute and deliver, and cause each issuer of the Collateral contemplated to be sold and the directors and officers thereof to execute and deliver, all such instruments and documents, and do or cause to be done all such other acts and things, as may be necessary or, in the opinion of Lender, advisable to register such Collateral under the provisions of the Securities Act of 1933, as from time to time amended (the "Securities Act"), and to cause the registration statement relating thereto to become effective and to remain effective for such period as prospectuses are required by law to be furnished, and to make all amendments and supplements thereto and to the related prospectus which, in the opinion of Lender, are necessary or advisable, all in conformity with the requirements of the Securities Act and the rules and regulations of the Securities and Exchange Commission applicable thereto; (b) use its best efforts to qualify the Collateral under the state securities or "Blue Sky" laws and to obtain all necessary governmental approvals for the sale of the Collateral, as requested by Lender; (c) cause each such issuer to make available to its security holders, as soon as practicable, an earnings statement which will satisfy the provisions of the Securities Act; and (d) do or cause to be done all such other acts and things as may be necessary to make such sale of the Collateral or any part thereof valid and binding and in compliance with applicable law.

          8.4  Sale or Other Disposition of Collateral by Lender.  Any notice
               -------------------------------------------------
required to be given by Lender of a sale, lease or other disposition or other intended action by Lender with respect to any of the Collateral which is deposited in the United States mails, postage prepaid and duly addressed to Borrower at the address specified in subsection 9.17 hereof, at least thirty
                                     ---------------
(30) Business Days prior to such proposed action shall constitute fair and reasonable notice to Borrower of any such action. The net proceeds realized by Lender upon any such sale or other disposition, after deduction for the expense of retaking, holding, preparing for sale, selling or the like and the reasonable attorneys' fees and legal expenses incurred by Lender in connection therewith, shall be applied as provided herein toward satisfaction of the Liabilities, including, without limitation, the Liabilities described in subsections 6.10 and
                                                            ----------------
9.2 hereof.  Lender shall account to Borrower for any surplus realized upon such
---
sale or other disposition, and Borrower shall remain liable for any deficiency. The commencement of any action, legal or equitable, or the rendering of any judgment or decree for any deficiency shall not affect Lender's security interest in the Collateral until the Liabilities are fully paid. Borrower agrees that Lender has no obligation to preserve rights to the Collateral against any other parties.

          8.5  Waiver of Demand.  Demand, presentment, protest and notice of
               ----------------
nonpayment are hereby waived by Borrower. Borrower also waives the benefit of all valuation, appraisal and exemption laws.

          9.   MISCELLANEOUS.
               -------------

          9.1  Waiver.  Lender's failure, at any time or times hereafter, to
               ------
require strict performance by Borrower of any provision of this Agreement shall not waive, affect or diminish any right of Lender thereafter to demand strict compliance and performance therewith. Any suspension or waiver by Lender of a Default under this Agreement or any of the other Financing Agreements shall not suspend, waive or affect any other Default under this Agreement or any of the other Financing Agreements, whether the same is prior or subsequent thereto and whether of the same or of a different kind or character. None of the undertakings, agreements, warranties, covenants and representations of Borrower contained in this Agreement or any of the other Financing Agreements and no Default under this Agreement or any of the other Financing Agreements shall be deemed to have been suspended or waived by Lender unless such suspension or waiver is in writing signed by an officer of Lender, and directed to Borrower specifying such suspension or waiver. All Defaults shall continue until the same are waived by Lender in accordance with the preceding sentence.

          9.2  Costs and Attorneys' Fees.  If at any time or times hereafter
               -------------------------
Lender employs counsel in connection with protecting or perfecting Lender's security interest in the Collateral or in connection with any matters contemplated by or arising out of this Agreement or any of the other Financing Agreements, whether (a) to prepare, negotiate or execute (i) any amendment to or modification or extension of this Agreement, any other Financing Agreements or any instrument, document or agreement executed by any Person in connection with the transactions contemplated by this Agreement, (ii) any new or supplemental Financing Agreements, or any instrument, document or agreement to be executed by any Person in connection with the transactions contemplated by this Agreement, or (iii) any instrument, document or agreement in connection with any sale or attempted sale of any interest herein to any participant, (b) to commence, defend, or intervene in any litigation or to file a petition, complaint, answer, motion or other pleadings, (c) to take any other action in or with respect to any suit or proceeding (bankruptcy or otherwise), (d) to consult with officers of Lender to advise Lender, (e) to protect, collect, lease, sell, take possession of, release or liquidate any of the Collateral, or (f) to attempt to enforce or to enforce any security interest in any of the Collateral, or to enforce any rights of Lender, including, without limitation, Lender's rights to collect any of the Liabilities, then in any of such events, all of the reasonable attorneys' fees arising from such services, and any expenses, costs and charges relating thereto, including, without limitation, all reasonable fees of all paralegals and other staff employed by such attorneys, together with interest following demand for payment thereof at the from time to time rate prescribed in subsection 2.5 hereof for Liabilities constituting Base Rate
              --------------
Advances, shall be part of the Liabilities, payable on demand and secured by the Collateral.

          9.3  Expenditures by Lender.  In the event Borrower shall fail to take
               ----------------------
any action required by subsection 4.6 hereof or shall fail to pay taxes,
                       --------------
insurance, assessments, costs or expenses which Borrower is, under any of the terms hereof, required to pay or cause to be paid, or fails to keep the Collateral free from Liens, except as permitted herein, Lender may, in its sole discretion, make expenditures for any or all of such purposes, and the amount so expended, together with interest thereon at the rate prescribed in subsection
                                                                   ----------
2.5 hereof for Liabilities constituting Base Rate Advances, shall be part of the
---
Liabilities, payable on demand and secured by the Collateral.

          9.4  Custody and Preservation of Collateral.  Lender shall be deemed
               --------------------------------------
to have exercised reasonable care in the custody and preservation of any of the Collateral in its possession if it takes such action for that purpose as Borrower shall request in writing, but failure by Lender to comply with any such request shall not of itself be deemed a failure to exercise reasonable care, and no failure by Lender to preserve or protect any right with respect to such Collateral against prior parties, or to do any act with respect to the preservation of such Collateral not so requested by Borrower shall of itself be deemed a failure to exercise reasonable care in the custody or preservation of such Collateral.

          9.5  Reliance by Lender.  All covenants, agreements, representations
               ------------------
and warranties made herein by Borrower shall, notwithstanding any investigation by Lender, be deemed to be material to and to have been relied upon by Lender.

          9.6  Parties.  Whenever in this Agreement there is reference made to
               -------
any of the parties hereto, such reference shall be deemed to include, wherever applicable, a reference to the successors and assigns of Borrower and the successors and assigns of Lender, as the case may be, and the provisions of this Agreement shall be binding upon and shall inure to the benefit of said successors and assigns. Notwithstanding anything herein to the contrary, Borrower may not assign or otherwise transfer its rights or obligations under this Agreement without the prior written consent of Lender. Without in any way limiting Lender's rights, Lender may sell participations in the Liabilities or sell or assign its rights hereunder and under the other Financing Agreements, in whole or in part, on such terms as Lender may determine.

          9.7  CHOICE OF LAW.  THIS AGREEMENT SHALL BE DEEMED TO BE EXECUTED AND
               -------------
HAS BEEN DELIVERED AND ACCEPTED IN CHICAGO, ILLINOIS BY SIGNING AND DELIVERING IT THERE. ANY DISPUTE BETWEEN THE PARTIES HERETO ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH THIS AGREEMENT, AND WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED IN ACCORDANCE WITH THE INTERNAL LAWS AND NOT THE CONFLICTS OF LAW PROVISIONS OF THE STATE OF ILLINOIS.

          9.8  CONSENT TO JURISDICTION.
               -----------------------

          (A)  EXCLUSIVE JURISDICTION.  EXCEPT AS PROVIDED IN SUBSECTION 9.8(B)
               ----------------------                         -----------------
HEREOF, LENDER AND BORROWER AGREE THAT ALL DISPUTES BETWEEN THEM ARISING OUT OF, CONNECTED WITH, RELATED TO OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER FINANCING AGREEMENTS, AND WHETHER ARISING IN CONTRACT, TORT, EQUITY OR OTHERWISE, SHALL BE RESOLVED ONLY BY STATE OR FEDERAL COURTS LOCATED IN COOK COUNTY, ILLINOIS, BUT LENDER AND BORROWER ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF COOK COUNTY, ILLINOIS. BORROWER WAIVES IN ALL DISPUTES ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT CONSIDERING THE DISPUTE.

          (B)  OTHER JURISDICTIONS. BORROWER AGREES THAT LENDER SHALL HAVE THE
               -------------------
RIGHT TO PROCEED AGAINST BORROWER OR ITS PROPERTY ("PROPERTY") IN A COURT IN ANY LOCATION TO ENABLE LENDER TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE LIABILITIES, OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF LENDER. BORROWER AGREES THAT IT WILL NOT ASSERT ANY PERMISSIVE COUNTERCLAIM IN ANY PROCEEDING BROUGHT BY LENDER TO REALIZE ON PROPERTY, COLLATERAL OR ANY OTHER SECURITY FOR THE LIABILITIES, OR TO

ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF LENDER. BORROWER WAIVES ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT IN WHICH LENDER HAS COMMENCED A PROCEEDING DESCRIBED IN THIS SUBSECTION 9.8(B).
                                         ------------------

          9.9  SERVICE OF PROCESS.  BORROWER HEREBY WAIVES PERSONAL SERVICE OF
               ------------------
ANY AND ALL PROCESS UPON IT AND IRREVOCABLY APPOINTS CT CORPORATION SYSTEM, 208
S. LASALLE STREET, CHICAGO, ILLINOIS 60604, BORROWER'S AGENT, AS BORROWER'S AGENT FOR THE PURPOSE OF ACCEPTING SERVICE OF PROCESS WITHIN THE STATE OF ILLINOIS. LENDER AGREES TO PROMPTLY FORWARD BY REGISTERED MAIL (NO RETURN RECEIPT REQUIRED) A COPY OF ANY PROCESS SO SERVED UPON SAID AGENT TO BORROWER AT ITS ADDRESS SET FORTH IN SUBSECTION 9.17 HEREOF. BORROWER HEREBY CONSENTS TO
                         ---------------
SERVICE OF PROCESS AS AFORESAID. BORROWER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF THE COURTS REFERRED TO IN SUBSECTION 9.8 HEREOF IN ANY
                                                    --------------
SUCH ACTION OR PROCEEDING BY MAILING COPIES OF SUCH SERVICE BY REGISTERED MAIL, POSTAGE PREPAID TO BORROWER AT SAID ADDRESS. NOTHING IN THIS AGREEMENT SHALL AFFECT THE RIGHT OF LENDER TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW BUT ANY FAILURE TO RECEIVE SUCH COPY SHALL NOT AFFECT IN ANY WAY THE SERVICE OF SUCH PROCESS.

          9.10 WAIVER OF JURY TRIAL    BORROWER AND LENDER WAIVE ANY RIGHT TO
               --------------------
HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, BETWEEN LENDER AND BORROWER ARISING OUT OF, CONNECTED WITH, RELATED TO OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS RELATED HERETO OR THERETO. BORROWER AND LENDER HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

          9.11 ADVICE OF COUNSEL.  BORROWER ACKNOWLEDGES AND REPRESENTS TO
               -----------------
LENDER THAT IT HAS DISCUSSED THIS AGREEMENT WITH ITS LAWYERS.

          9.12 SEVERABILITY.  WHEREVER POSSIBLE, EACH PROVISION OF THIS
               ------------
AGREEMENT SHALL BE INTERPRETED IN SUCH MANNER AS TO BE EFFECTIVE AND VALID UNDER APPLICABLE LAW, BUT IF ANY PROVISION OF THIS AGREEMENT SHALL BE PROHIBITED BY OR INVALID UNDER APPLICABLE LAW, SUCH PROVISION SHALL BE INEFFECTIVE ONLY TO THE EXTENT OF SUCH

PROHIBITION OR INVALIDITY, WITHOUT INVALIDATING THE REMAINDER OF SUCH PROVISION OR THE REMAINING PROVISIONS OF THIS AGREEMENT.

          9.13 Application of Payments.  Notwithstanding any contrary provision
               -----------------------
contained in this Agreement or in any of the other Financing Agreements, Borrower irrevocably waives the right to direct the application of any and all payments at any time or times hereafter received by Lender from Borrower or with respect to any of the Collateral, and Borrower does hereby irrevocably agree that Lender shall have the continuing exclusive right to apply and reapply any and all payments received at any time or times hereafter, whether with respect to the Collateral or otherwise, against the Liabilities in such manner as Lender may deem advisable, notwithstanding any entry by Lender upon any of its books and records.

          9.14 Marshalling; Payments Set Aside.  Lender shall be under no
               -------------------------------
obligation to marshall any assets in favor of Borrower or any other party or against or in payment of any or all of the Liabilities. To the extent that Borrower makes a payment or payments to Lender or Lender enforces its security interests or exercises its rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

          9.15 Section Titles.  The section titles contained in this Agreement
               --------------
shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties.

          9.16 Continuing Effect.  This Agreement, Lender's security interests
               -----------------
in the Collateral, and all of the other Financing Agreements shall continue in full force and effect so long as any Liabilities shall be owed to Lender, and (even if there shall be no Liabilities outstanding) so long as this Agreement has not been terminated. Upon the later of the payment in full of the Labilities and all other amounts payable under this Agreement and the expiration or termination of the Commitments, the security interest granted hereby shall terminate and all rights to the Collateral shall revert to Borrower. Upon any such termination, Lender will, at Borrower's expense, return to Borrower such of the Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof and execute and deliver to Borrower such documents as Borrower shall reasonably request to evidence such termination.

          9.17 Notices.  Except as otherwise expressly provided herein, any
               -------
notice required or desired to be served, given or delivered hereunder shall be in writing, and shall be deemed to have been validly served, given or delivered
(i) three (3) days after deposit in the United States mails, with proper postage prepaid, (ii) when sent after receipt of confirmation or answerback if sent by telecopy, or other similar facsimile transmission, (iii) one (1) Business Day after deposited with a reputable overnight courier with all charges prepaid, or
(iv) when delivered, if hand-delivered by messenger, all of which shall be properly addressed to the party to be notified and sent to the address or number indicated as follows:

          (i) If to Lender at:

               American National Bank and
               Trust Company of Chicago
               33 North LaSalle Street
               Chicago, Illinois 60690
               Attention: John L. Spalding, Vice President
               Telecopy:      312/ 661-9511
               Confirmation:  312/ 661-6875

          (ii) If to Borrower at:

               Lauritzen Corporation
               One First National Center - 5th Floor
               16th & Dodge Streets
               Omaha, NE 68102
               Attention: Daniel K. O'Neill
               Telecopy: 402/341-4530
               Confirmation: 402/341-2535

or to such other address or number as each party designates to the other in the manner herein prescribed.

          9.18 Equitable Relief.  Borrower recognizes that, in the event
               ----------------
Borrower fails to perform, observe or discharge any of its obligations or liabilities under this Agreement, any remedy at law may prove to be inadequate relief to Lender; therefore, Borrower agrees that Lender, if Lender so requests, shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and the granting of any such relief shall not preclude Lender from pursuing any other relief or remedies for such breach.

          9.19 Indemnification.  Borrower agrees to defend, protect, indemnify
               ---------------
and hold harmless Lender and each of its officers, directors, employees, attorneys, consultants and agents (collectively, the "Indemnitees") from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, the reasonable fees and disbursements of counsel for and consultants of such Indemnitees in connection with any investigative, administrative or judicial proceeding, whether or not such Indemnitees shall be designated a party thereto), which may be imposed on, incurred by, or asserted against such Indemnitees (whether direct, indirect, or consequential and whether based on any federal or state laws or other statutory regulations, including, without limitation, securities, environmental and commercial laws and regulations, under common law or at equitable cause or on contract or otherwise) in any manner relating to or arising out of this Agreement or the other Financing Agreements, or any act, event or transaction related or attendant thereto, the agreements of Lender contained herein, the making of the Term Loan, the management of any the Term Loan or the Collateral (including any liability under federal, state or local environmental laws or regulations) or the use or intended use of the proceeds of the Term Loan (collectively, the

"Indemnified Matters"); provided that Borrower shall have no obligation to any Indemnitee hereunder with respect to Indemnified Matters to the extent caused by or resulting from the willful misconduct or gross negligence of such Indemnitee. To the extent that the undertaking to indemnify, pay and hold harmless set forth in this subsection 9.19 may be unenforceable because it is violative of any law
        ---------------
or public policy, Borrower shall contribute the maximum portion which it is permitted to pay and satisfy under applicable law, to the payment and satisfaction of all Incurred by the Indemnitees. Borrower's obligations hereunder shall survive any termination of this Agreement and the other Financing Agreements and the payment in full of the Liabilities.

          9.20 Counterparts.  This Agreement may be executed and accepted in any
               ------------
number of counterparts, each of which shall be an original with the same effect as if the signatures were on the same instrument. The delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

          IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first above written.



                                    LAURITZEN CORPORATION


                                    By:
                                       ------------------------------------
                                    Title:
                                          ---------------------------------


Accepted and agreed to in
Chicago, Illinois on this
____ day of June, 1997.


AMERICAN NATIONAL BANK AND
TRUST COMPANY OF CHICAGO


By:
   ------------------------------------
Title:
      ---------------------------------

                                                                       EXHIBIT B







                                 June 27, 1997






Mr. Bruce R. Lauritzen
One First National Center
Omaha, NE  68102

Dear Bruce:

In consideration of your allowing the undersigned to purchase shares of common stock of First National of Nebraska, Inc. that you acquired from United of Omaha, the undersigned agrees not to sell the shares purchased on June 27, 1997 without giving you, or your designee, the opportunity to repurchase such shares. This right of first refusal will be available for two business days following written notice to you, to purchase such shares at the future market price offered to me and under the same proposed terms and conditions. It is understood that a sale or transfer to family members or for estate planning purposes shall be excluded, provided that the transferee has agreed to be bound by the terms of this letter agreement.

The undersigned agrees that the following legend will be placed on the stock certificates subject to this letter agreement:

"The shares of common stock represented by this certificate are subject to a right of first refusal set forth in a letter agreement dated June 27, 1997 with Bruce R. Lauritzen."

This letter agreement shall survive your death and that of the undersigned, and shall be binding upon each of us and our respective heirs, legal representatives, successors and assigns.

Very truly yours,


Number of Shares: __________